Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of June 30, 2019, 2018 and 2017 for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016.

BIOCERES CROP SOLUTIONS CORP.

INDEX

Consolidated financial statements as of June 30, 2019, 2018 and 2017 for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016.

Report of Independent Registered Public Accounting Firm	F-3

Consolidated statements of financial position as of June 30, 2019, 2018 and 2017	F-4

Consolidated statements of comprehensive income for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016	F-6

Consolidated statements of changes in equity for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016	F-8

Consolidated statements of cash flows for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016	F-9

Notes to the consolidated financial statements	F-11

BIOCERES CROP SOLUTIONS CORP.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp and its subsidiaries (the “Company”) as of June 30, 2019, 2018 and 2017 the related consolidated statements of comprehensive income, of change in equity and of cash flow for each of the two years in the period ended June 30, 2019, for the six-month transition period ended June 2017 and for the year ended December 31, 2016, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, 2018 and 2017, and the results of its operations and its cash flows for the two years in the period ended June 30, 2019, for the six-month transition period ended June 2017 and for the year ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Price Waterhouse & Co. S.R.L.

/s/Gabriel Marcelo Perrone
Gabriel Marcelo Perrone
Partner

Rosario, Argentina
October 3, 2019

We have served as the Company’s auditor since 2018.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2019, 2018 and 2017

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	3,450,873	2,215,103	1,679,478
Other financial assets	6.2	4,683,508	4,550,847	4,264,792
Trade receivables	6.3	59,236,377	52,888,427	41,675,918
Other receivables	6.4	1,981,829	4,240,205	7,108,219
Income and minimum presumed income taxes recoverable	8	1,263,795	2,082,269	1,701,382
Inventories	6.5	27,592,582	19,366,001	31,338,034
Total current assets		98,208,964	85,342,852	87,767,823

NON-CURRENT ASSETS
Other financial assets	6.2	376,413	243,358	766,999
Other receivables	6.4	1,560,310	4,979,507	2,183,244
Income and minimum presumed income taxes recoverable	8	1,184	126,653	315,565
Deferred tax assets	8	3,743,709	5,601,821	3,372,101
Investments in joint ventures and associates	12	25,321,028	19,072,055	32,108,229
Property, plant and equipment	6.6	43,834,548	40,177,146	46,218,875
Intangible assets	6.7	39,616,426	26,657,345	42,058,891
Goodwill	6.8	29,804,715	14,438,027	25,079,324
Total non-current assets		144,258,333	111,295,912	152,103,228
Total assets		242,467,297	196,638,764	239,871,051

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2019, 2018 and 2017

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	6.9	40,578,494	27,708,830	22,794,716
Borrowings	6.10	66,477,209	65,308,928	34,037,971
Employee benefits and social security	6.11	5,357,218	4,411,713	5,047,045
Deferred revenue and advances from customers	6.12	1,074,463	1,007,301	1,197,080
Income and minimum presumed income taxes payable	8	142,028	2,569	29,788
Government grants	6.13	2,110	17,695	60,829
Financed payment - Acquisition of business	6.15	2,826,611	20,223,590	6,219,980
Total current liabilities		116,458,133	118,680,626	69,387,409

NON-CURRENT LIABILITIES
Trade and other payables	6.9	452,654	—	—
Borrowings	6.10	37,079,521	25,708,205	40,952,164
Government grants	6.13	8,098	15,532	57,716
Due to joint ventures and associates	12	1,970,903	2,012,298	1,527,286
Deferred tax liabilities	8	21,101,871	13,591,942	25,611,927
Provisions	6.14	439,740	845,486	1,415,290
Financed payment - Acquisition of business	6.15	—	2,651,019	21,180,193
Warrants	6.16	2,861,511	—	—
Puttable instruments	6.17	—	—	2,500,000
Total non-current liabilities		63,914,298	44,824,482	93,244,576
Total liabilities		180,372,431	163,505,108	162,631,985

EQUITY
Equity attributable to owners of the parent		47,301,863	13,713,484	35,841,621
Non-controlling interests		14,793,003	19,420,172	41,397,445
Total equity		62,094,866	33,133,656	77,239,066
Total equity and liabilities		242,467,297	196,638,764	239,871,051

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Revenue	7.1	160,308,979	133,491,118	46,853,369	41,027,474
Government grants	6.13	16,372	51,586	31,941	141,775
Initial recognition and changes in the fair value of biological assets.		279,945	—	—	—
Cost of sales	7.2	(86,964,881)	(77,094,551)	(29,613,158)	(30,598,956)
Research and development expenses	7.3	(3,689,391)	(3,950,100)	(1,990,268)	(853,854)
Selling, general and administrative expenses	7.4	(39,243,800)	(35,263,688)	(15,689,598)	(8,827,121)
Share of profit or loss of joint ventures and associates	12	1,012,486	(2,136,801)	(649,075)	(707,042)
Other income or expenses, net		365,900	613,389	54,252	24,765
Operating profit/(loss)		32,085,610	15,710,953	(1,002,537)	207,041
Finance results	7.5	(41,458,217)	(40,950,716)	(10,193,263)	(8,249,577)
Loss before income tax		(9,372,607)	(25,239,763)	(11,195,800)	(8,042,536)
Income tax (expense) benefit		(6,986,284)	10,928,517	2,817,251	1,860,647
Loss for the year		(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)

Profit (loss) for the year attributable to:
Equity holders of the parent		(18,369,045)	(11,039,533)	(5,908,927)	(5,865,870)
Non-controlling interests		2,010,154	(3,271,713)	(2,469,622)	(316,019)
		(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)
Loss per share
Basic and diluted loss attributable to ordinary equity holders of the parent (1)	9	(0.60)	(0.39)	(0.21)	(0.21)
Weighted average number of shares
Basic (1)	9	30,478,390	28,098,117	28,098,117	28,098,117

(1) For the years ended June 30, 2019, and 2018, the six-month transition period ended June 30, 2017 and the year ended Decemeber 31, 2016 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

Loss for the year	(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)

Other comprehensive income (loss)	3,904,365	(31,833,554)	(2,714,241)	(4,579,700)

Items that may be subsequently reclassified to profit and loss	5,251,488	(43,710,972)	(4,747,113)	(4,579,700)
Exchange differences on translation of foreign operations from joint ventures	11,337	(13,865,192)	(1,498,641)	(277,603)
Exchange differences on translation of foreign operations	5,240,151	(29,845,780)	(3,248,472)	(4,302,097)
Items that will not be subsequently reclassified to loss and profit	(1,347,123)	11,877,418	2,032,872	—
Revaluation of property, plant and equipment, net of tax, of JV and associates (2)	94,009	1,679,818	189,025	—
Revaluation of property, plant and equipment, net of tax (3)	(1,441,132)	8,381,618	1,843,847	—
Tax rate change over revaluation of property, plant and equipment	—	1,815,982	—	—
Total comprehensive loss	(12,454,526)	(46,144,800)	(11,092,790)	(10,761,589)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent	(14,333,037)	(33,927,072)	(8,069,589)	(9,083,688)
Non-controlling interests	1,878,511	(12,217,728)	(3,023,201)	(1,677,901)
	(12,454,526)	(46,144,800)	(11,092,790)	(10,761,589)

(2)         The tax effect of the revalution of property, plant and equipment of JV and associates was $31,336, $559,939, $66,158 and nil for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016 respectively.

(3)         The tax effect of the revalution of property, plant and equipment was ($480,378), $4,513,179, $1,008,381 and nil for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016 respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity

12/31/2015	2,810	4,426,440	3,285	(3,335,253)	—	—	1,097,282	—	1,097,282
Parent company investment	—	50,470,291	—	—	—	—	50,470,291	—	50,470,291
Non-controlling investment	—	—	—	—	—	—	—	6,481,930	6,481,930
Non-controlling interest in business combination	—	—	—	—	—	—	—	36,339,002	36,339,002
Stock options	—	—	43,827	—	—	—	43,827	—	43,827
Loss for the year	—	—	—	(5,865,870)	—	—	(5,865,870)	(316,019)	(6,181,889)
Other comprehensive loss	—	—	—	—	(3,217,818)	—	(3,217,818)	(1,361,882)	(4,579,700)
12/31/2016	2,810	54,896,731	47,112	(9,201,123)	(3,217,818)	—	42,527,712	41,143,031	83,670,743
Parent company investment	—	1,357,788	—	—	—	—	1,357,788	—	1,357,788
Sale of preferred stocks to non-controlling interest	—	—	—	—	—	—	—	3,277,615	3,277,615
Stock options	—	—	25,710	—	—	—	25,710	—	25,710
Loss for the year	—	—	—	(5,908,927)	—	—	(5,908,927)	(2,469,622)	(8,378,549)
Other comprehensive income or loss	—	—	—	—	(3,380,262)	1,219,600	(2,160,662)	(553,579)	(2,714,241)
06/30/2017	2,810	56,254,519	72,822	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Parent company investment	—	2,009,385	—	—	—	—	2,009,385	—	2,009,385
Purchase of preferred stocks to non-controlling interest	—	9,759,545	—	—	—	—	9,759,545	(9,759,545)	—
Stock options	—	—	30,005	—	—	—	30,005	—	30,005
Loss for the year	—	—	—	(11,039,533)	—	—	(11,039,533)	(3,271,713)	(14,311,246)
Other comprehensive income or loss	—	—	—	—	(30,013,990)	7,126,451	(22,887,539)	(8,946,015)	(31,833,554)
06/30/2018	2,810	68,023,449	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	—	—	—	22,546,341	—	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment (Note 10.2)	—	(14,558,347)	—	—	—	—	(14,558,347)	—	(14,558,347)
Reverse Stock Options	—	—	(102,827)	—	—	—	(102,827)	—	(102,827)
Reverse recapitalization (Note 10.3)	329	21,905,853	—	—	—	—	21,906,182	—	21,906,182
Private warrants (Note 6.16)	—	(3,432,723)	—	—	—	—	(3,432,723)	—	(3,432,723)
Shares issued - Rizobacter call option (Note 10.4)	474	21,439,652	—	—	—	—	21,440,126	(14,302,975)	7,137,151
Contribution Semya (Note 4.5)	—	3,108,981	—	—	—	—	3,108,981	—	3,108,981
Profit/ (loss) of the year	—	—	—	(18,369,045)	—	—	(18,369,045)	2,010,154	(16,358,891)
Other comprehensive income /(loss)	—	—	—	—	5,132,487	(1,096,479)	4,036,008	(131,643)	3,904,365
06/30/2019	3,613	96,486,865	—	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017	12/31/2016
OPERATING ACTIVITIES
Loss for the year		(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)

Adjustments to reconcile loss to net cash flows
Income tax		6,986,284	(10,928,517)	(2,817,251)	(1,860,647)
Finance results		41,458,217	40,950,716	10,193,263	8,249,577
Depreciation of property, plant and equipment	6.6	2,450,256	2,230,881	1,254,657	584,293
Amortization of intangible assets	6.7	2,376,919	2,141,476	1,418,529	424,179
Inventory purchase price allocation charge		—	2,257,378	2,436,949	7,516,071
Transaction expenses		4,535,247	—	—	—
Stock options		(102,827)	30,005	25,710	43,827
Share of profit or loss of joint ventures and associates	12	(1,012,486)	2,136,801	649,075	707,042
Loss of control of subsidiaries		(10,591)	—	—	—
Provisions for contingencies	6.18	(246,832)	46,103	(248,727)	293,009
Allowance for impairment of trade debtors	6.18	686,985	1,259,127	333,490	125,764
Allowance for obsolescence	6.18	564,873	661,804	148,840	982,351
Gain or loss on sale of equipment and intangible assets		91,762	4,834	155,294	(13,760)

Working capital adjustments
Trade receivables		41,488,831	17,316,880	16,744,754	(11,347,636)
Other receivables		5,770,280	513,162	3,552,607	(3,450,565)
Income and minimum presumed income taxes		2,778,289	(126,806)	(2,476,482)	3,582,581
Inventories		(8,920,222)	10,355,422	(1,123,249)	2,977,418
Trade and other payables		(33,699,077)	(35,288,368)	(12,932,716)	(3,170,910)
Employee benefits and social security		931,656	(543,917)	1,578,691	3,757,935
Deferred revenue and advances from customers		66,178	(162,473)	351,154	634,392
Income and minimum presumed income taxes payable		(1,705,481)	(71,076)	(1,278,038)	(5,079,759)
Government grants		(23,019)	(85,318)	(37,374)	3,126
Inflation effects on working capital adjustments		(18,411,538)	—	—	—
Net cash flows generated by (using in) operating activities		29,694,813	18,386,868	9,550,627	(1,223,601)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017	12/31/2016
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		317,953	109,711	130,011	13,760
Investment in joint ventures and associates and associates	12	(129,340)	—	—	—
Purchase of property, plant and equipment	6.6	(2,044,102)	(2,791,794)	(695,667)	(608,061)
Net loans granted to shareholders and other related parties		—	(2,621,647)	(2,428,076)	—
Capitalized development expenditures	6.7	(682,530)	(2,301,425)	(1,884,289)	(175,527)
Purchase of intangible assets	6.7	(722,833)	(614,529)	(979,728)	(420,254)
Restricted short-term deposit		—	—	(4,222,130)	—
Adquisition of business		—	—	—	(40,678,146)
Net cash flows used in investing activities		(3,260,852)	(8,219,684)	(10,079,879)	(41,868,228)

FINANCING ACTIVITIES
Proceeds from borrowings		88,693,632	27,745,013	60,338,582	10,548,234
Repayment of borrowings and interest payments		(111,084,915)	(37,624,531)	(56,549,534)	(6,351,924)
(Decrease)/Increase bank overdraft and other short-term borrowings		(4,968,813)	1,208,830	(1,556,527)	(1,332,036)
Other financial proceeds or payments, net		(854,731)	(1,787,117)	(1,066,102)	(883,069)
Reverse recapitalization		1,268,633	—	—	—
Proceeds from the issuance of preferred shares		—	—	—	42,000,001
Cash dividend distributed by subsidiary		—	—	—	(13,790)
Net cash flows (used in) provided by financing activities		(26,946,194)	(10,457,805)	1,166,419	43,967,416

Net (decrease) increase in cash and cash equivalents		(512,233)	(290,621)	637,167	875,587

Inflation effects on cash and cash equivalents		1,681,113	—	—	—

Cash and cash equivalents as of beginning of the year	6.1	2,215,103	1,679,478	982,897	20,524
Effect of exchange rate changes on cash and equivalents		66,890	826,246	59,414	86,786
Cash and cash equivalents as of the end of the year	6.1	3,450,873	2,215,103	1,679,478	982,897

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Index

1. General information
2. Accounting standards and basis of preparation
2.1. Statement of compliance with IFRS as issued by IASB
2.2. Authorization for the issue of the Consolidated financial statements
2.3. Comparative figures
2.4. Restrospectively considerations
2.5. Basis of measurement
2.6. Functional currency and presentation currency
2.7. Subsidiaries
2.8. Changes in subsidiaries
2.9. Warrants
3. New standards, amendments and interpretations issued by the IASB
3.1. New standards and interpretations adopted by the Group
3.2. New standards and interpretations not yet adopted by the Group
4. Summary of significant accounting policies
4.1. Cash and cash equivalents
4.2. Financial assets
4.3. Inventories
4.4. Business combinations
4.5. Business combinations under common control
4.6. Impairment of non-financial assets (excluding inventories and deferred tax assets)
4.7. Joint arrangements
4.8. Property, plant and equipment
4.9. Leased assets
4.10. Intangible assets
4.11. Financial liabilities
4.12. Warrants
4.13. Employee benefits
4.14. Provisions
4.15. Parent company investment
4.16. Revenue recognition
4.17. Government grants
4.18. Borrowing costs

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.19. Income tax and minimum presumed income tax
4.20. Share-based payments
5. Critical accounting judgments and estimates
5.1. Critical judgments
5.2. Critical estimates
6. Information about components of Consolidated statements of financial position
6.1. Cash and cash equivalents
6.2. Other financial assets
6.3. Trade receivables
6.4. Other receivables
6.5. Inventories
6.6. Property, plant and equipment
6.7. Intangible assets
6.8. Goodwill
6.9. Trade and other payables
6.10. Borrowings
6.11. Employee benefits and social security
6.12. Deferred revenue and advances from customers
6.13. Government grants
6.14. Provisions
6.15. Financed payment- Acquisition of business
6.16. Private Warrants
6.17. Puttable instrumens
6.18. Changes in allowances and provisions
7. Information about components of Consolidated statements of comprehensive income
7.1. Revenue
7.2. Cost of sales
7.3. R&D classified by nature
7.4. Expenses classified by nature and function
7.5. Finance results
8. Income tax and minimum presumed income tax
9. Loss per share
10. Information about consolidated components of equity
10.1. Capital issued
10.2. Parent company investment
10.3. Reverse recapitalization

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

10.4. Shares issued- Rizobacter Call Option
10.5. Shares summary
10.6. Non-controlling interest
11. Cash flow information
12. Joint ventures
13. Segment information
14. Financial instruments- risk management
14.1. Principal financial instruments
14.2. Financial instruments by category
14.3. Financial instruments measured at fair value
14.4. Financial instruments not measured at fair value
14.5. General objectives, policies and processes
15. Leases
15.1. Finance lease - lessee
15.2. Operating lease — lessee
16. Shareholders and other related parties balances and transactions
17. Key management personnel compensation
18. Share-based payments
19. Contingencies, commitments and restrictions on the distribution of profits
20. Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

1.              GENERAL INFORMATION

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp. (“Bioceres”), consummated the previously announced merger pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among Union and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019. This reorganization did not affect the common control structure of the entities forming the Group.

The Group is a fully integrated provider of crop productivity solutions, which has developed a multi-discipline and multi-product platform capable of providing solutions throughout the entire crop cycle, from pre-planting to transportation and storage.

Description of the merger and reorganization

The merger was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union).

Prior to the consummation of the merger on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”):

•                  On October 22, 2018, Parent (as defined below), RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter.

•                  On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed its crop business net assets (consisting of certain assets and liabilities, the “Bioceres Inc Crop Business”) to BCS Holding in exchange for 100% equity interest in BCS Holding.

•                  On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC; and

•                  On March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (“Parent”, and jointly with Bioceres LLC, “Parents”), contributed all its equity interest in Bioceres Semillas S.A. to Bioceres LLC in exchange for additional equity interests in Bioceres LLC.

Immediately following the consummation of the merger on March 14, 2019, the Rizobacter Call Option (as defined above) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding shares of Rizobacter. Consideration for the Rizobacter Call Option (net of prepayments) was in the form of Union shares. Union shares constituting the in-kind consideration were issued in reliance on an applicable exemption from the registration requirements of the Securities Act of of 1933, as amended (the “Securities Act”).

As additional consideration payable to Bioceres LLC in the merger, the original founders of Union have agreed to transfer to Bioceres LLC in the aggregate 862,500 unregistered ordinary shares.

As a result of the merger and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the merger, Union changed its name to Bioceres Crop Solutions Corp and its fiscal year to June 30.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Financial and economic situation

The Group has been improving its financial position year over year and has generated positive operating cash flows in the last years. The Group expects to continue generating cash for subsequent years given the Group’s plans and projections. This positive operating cash flow allowed the Group to considerably decrease its ratio of operating result over debt during the year ended June 30, 2019 and to decrease the current liabilities over current assets from 1.39x as of June 30, 2018 to 1.16x as of June 30, 2019.

Subsequent to June 30, 2019, the Group renewed all its revolving credit facilities that had been expired at the time of issuance of these financial statements for a total capital amount of $17.2 million and paid all the instalments due in a timely manner with resources generated from the business operations or new borrowings.

Approximately $33.6 million of the total current borrowings as of June 30, 2019 have this revolving condition. The Group expects to continue renewing the futures installments in similar conditions while working on long-term facilities that allows it to refinance the current debt permanently. In addition, to meet short-term debts, the Group could, if necessary, issue new corporate bonds up to $40 million. This program is already authorized by the regulatory authorities of Argentina and could be allocated to the Group’s needs.

2.              ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.    Statement of compliance with IFRS as issued by IASB

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these Consolidated financial statements have been applied.

2.2.    Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016 have been authorized by the Board of Directors of Bioceres Crop Solutions at their meetings held on October 3, 2019.

2.3.    Comparative figures

In December 2016, Bioceres S.A. and its subsidiaries approved the amendment of its bylaws, thereby changing the fiscal year-end date from December 31 to June 30 of each year. As a result of the change in the fiscal year end, figures presented for the Group in these financial statements in connection with years ended June 30, 2019 and 2018, are not entirely comparable to the six-month transition period ended June 30, 2017.

Also, on October 19, 2016, RASA Holding acquired a controlling equity interest in Rizobacter. Therefore, figures presented for the Group in these Combined financial statements in connection with year ended December 31, 2016 are not entirely comparable with the following years presented given the significance of Rizobacter within the Group.

2.4.    Retrospectively considerations

As the merger took place on March 14, 2019, the 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas S.A., together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered to have been

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

retrospectively issued and counted in issued capital, and in EPS calculation based on the assumption of those events occurred at the beginning of the earliest period presented. See Note 9.

2.5.    Basis of measurement

The consolidated financial statements of the Group have been prepared using:

•                  Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•                  Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.6.    Functional currency and presentation currency

a)             Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is a hyperinflationary economy, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy should be considered as high inflation since July 1, 2018. Consequently, the Group should restate its next financial statements to be presented after that date.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities on monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.558.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders’ equity are adjusted by applying the relevant conversion factors. (on a monthly basis).

•All items in the income statement are restated by applying the relevant conversion factors (on a monthly basis). The company has elected not to segregate the impact of inflation over financial results.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in “Other financial results”.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

Presentation currency

The consolidated financial statements of the Group are presented in USD, which is the presentation currency.

b)             Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

2.7.    Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variabity of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

•    The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

•    Substantive potential voting rights held by the Group and by other parties;

•    Other contractual arrangements; and

•    Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the Consolidated financial statements of the Group, are as follows:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

		Country of incorporation and principal place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2019	06/30/2018
RASA Holding, LLC	Investment in subsidiaries	United States	a	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	b	80.00%	60.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	c	79.99%	59.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	c	79.92%	59.94%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	c	80.00%	60.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	c	76.00%	57.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	c	79.96%	59.97%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	c	80.00%	60.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	c	80.00%	59.99%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	c	80.00%	60.00%
Indrasa Biotecnología S.A.	Research and development	Argentina	d	31.50%	52.91%
Rizobacter France SAS	Research and development	France	c	80.00%	60.00%
Semya S.A.	Research and development	Argentina	e	100.00%	50.00%
BCS Holding LLC	Investment in subsidiaries	United States	a	100.00%	—
Bioceres Semillas	Production and commercialization of seeds	Argentina	a	100.00%	86,39%

The Group holds a majority share of the voting rights in all of its subsidiaries.

a)             The percentage of the voting rights attributable to the Group is the same as the percentage of its equity interest as set forth in the table above.

b)             Immediately following the consummation of the merger on March 14, 2019, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding shares of Rizobacter. See Note 1.

c)              Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.

d)             In September 2018, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group lost the control over this subsidiary.

e)              In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Semya. See Note 4.5.

3.              NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

3.1.    New standards and interpretations adopted by the Group

The new standards and interpretations adopted by the Group are:

IFRS 9 — Financial Instruments (version 2014).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

IFRS 15 — Revenue from Contracts with Customers.

Amendments to IFRS 2 — Classification and measurement of share-based payment transactions.

IFRIC 22 — Foreign currency transactions and advance consideration.

Amendments to IAS 40 — Transfers of investment.

These standards are effective for fiscal years beginning on January 1, 2018 and therefore their impact on the Bioceres Group ruled since the fiscal year started on July 1, 2018

The standards and interpretations issued, but not yet in force at the date of issuance of these Consolidated financial statements, which are or may be applicable to the Group, are:

IFRS 16 — Leases.

IFRIC 23- Uncertainty over Income Tax Treatments.

Amendments to IFRS 8- Prepayment Features with Negative Compensation

Amendments to IAS 28- Long-term Interest in Associates and Joint Ventures

Annual Improvements to IFRS Standards 2015-2017 Cycle

Amendments to IAS 29-Plan Amendment, Curtailent or Settlement

Amendments to IAS 1 and IAS 8- Definition of Material

Amendments to IFRS 3- Definition of Business

Amendments to IFRS 10 and IAS 28 — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The Group intends to adopt these standards and interpretations when they become effective, unless otherwise indicated.

IFRS 9 — Financial Instruments (version 2014)

In July 2014, the IASB issued the final version of “IFRS 9 Financial Instruments” which reflects all phases of the financial instruments project and replaces “IAS 39 Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Group previously elected to adopt IFRS 9 (version 2013) early.

The new measurement and classification requirements in IFRS 9 (version 2014) are not applicable to the Group’s business model for managing its financial assets and that model is not expected to change in the foreseeable future. The Group does not use hedge accounting.

Regarding the new impairment requirements in IFRS 9 (version 2014), the Group changed its impairment testing methodology for financial assets from an “incurred losses model” to the new “expected losses model.”

For the determination of expected credit losses, in accordance with IFRS 9, the Group recognizes the lifetime losses of the instrument by applying an uncollectibility rate (based on historical uncollectibility adjusted by current and projected macroeconomic conditions) to the total amout of the Group’s trade accounts receivable. The analysis is performed by using a forecast matrix based on the age of the balances, including those that are not due at closing. These amendments didn’t have a material impact on the Group.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

IFRS 15 — Revenue from contracts with costumers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted.

These amendments do not have a material impact on the Group.

Amendments to IFRS 2 — Classification and measurement of share-based payment transactions

The standard was amended in June 2016 to clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to IFRS 2 principles by requiring an award to be treated as if it was wholly equity-settled where an employer is obliged to withhold an amount in respect of the employee’s tax obligation associated with a share-based payment and to pay that amount to the relevant tax authority. It is effective for annual periods beginning on or after January 1, 2018.

IFRIC 22 — Foreign currency transactions and advance consideration

IFRIC 22 was issued in December 2016. The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of such advance consideration. The standard is effective for annual periods beginning on January 1, 2018.

Amendments to IAS 40 — Transfers of investment

These modifications clarify when an entity must transfer properties, including properties under construction or development, or outside investment property. The modifications establish that a change in use occurs when the property complies with or fails to meet the definition of investment property and there is evidence of change in use. A simple change in Management’s intentions about the use of the property does not provide evidence of change in use.

The changes to the standard will become effective for annual periods beginning on January 1, 2018, with advance application permitted. The modifications are applied prospectively to changes in use occurring after the beginning of the annual period in which the modifications are applied for the first time.

These amendments are not expected to have material impact on the Group.

3.2.                           New standards and interpretations not yet adopted by the Group

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases will be removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The new standard will be effective for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The application of IFRS 16 would imply recognizing assets and liabilities on operating leases of $0.4 million.

IFRIC 23-Uncertainty over Income Tax Treatments

In October 2017, the IASB issued IFRC 23. When there is uncertainty about income tax treatments, this interpretation addresses: (i) whether uncertain tax treatments should be considered separately or not; (ii) the assumptions made about the analysis of tax treatments by the tax authorities (it should be considered whether the tax authority is likely to accept an uncertain tax treatment assuming that said tax authority will examine such uncertain tax treatment); (iii) how an entity determines fiscal gain (tax loss), tax bases, unused taxes, unused tax credits and tax rates (probability of occurrence analysis); and (iv) how changes in the relevant facts and circumstances are considered.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IFRS 9- Prepayment Features with Negative Compensation

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain prepayable financial assets with negative compensation at amortised cost. These assets which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss. To qualify for amortised cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a “held to collect” business model.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IAS 28- Long-term Interests in Associates and Joint Ventures

The amendments clarify the accounting for long-term interests in an associate or joint venture, which in substance form a part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements in IAS 28 Investments in Associates and Joint Ventures.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Annual Improvements to IFRS Standards 2015-2017 Cycle

The following improvements were finalized in December 2017:

IFRS 3 Business Combinations clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages. IFRS 11 Joint Arrangements clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. IAS 12 Disclosure of Interests in Other Entities clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognised according to where the past transactions or events that generated distributable profits were recognised. IAS 23 Borrowing Costs clarified that, if a specific borrowing remains outstanding after the related qualifying asset is ready for ts intended use or sale, it becomes part of general borrowings.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Amendments to IAS 19-Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 Employee Benefits clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

•                  calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change;

•                  recognise any reduction in a surplus immediately in profit or loss, either as part of past service cost or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognised in profit or loss even if that surplus was not previously recognised because of the impact of the asset ceiling; and

•                  separately recognise any changes in the asset ceiling through other comprehensive income

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IAS 1 and IAS 8- Definition of material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify:

(i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

(ii) the meaning of “primary users of general-purpose financial statements” to whom those financial stataments are directed, by defining them as “existing and potencial investors, lenders and other creditors” that must rely on general purpose financial statements for much of the financial information they need.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IFRS 3- Definition of Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term “outputs” is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes return in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

the accounting treatment depends on whether the nonmonetary assets sold or contributed to an associate or joint venture constitute a business (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the the investor only to the extent of the other investor´s is interests in the associate or joint venture. The amendments apply prospectively.

4.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.         Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.         Financial assets

The Group previously elected to early adopt IFRS 9 (version 2013).

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

•                       The Group’s business model for managing the financial assets; and

•                       The contractual cash flows characteristics of the financial asset.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

The Group does not apply hedge accounting.

Estimates

The Group makes estimates of uncollectibility of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

Offsetting of financial assets with financial liabilities

Financial assets and liabitilies are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.3.         Inventories

Except for agricultural products (biological assets), inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Agricultural products comprise growing crops. Costs are capitalized as agricultural products if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Agricultural products, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

4.4.         Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

Judgment

On October 19, 2016 the Group signed an option agreement with certain shareholders of Rizobacter to acquire a further 9.99% interest. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., representing 29.99% of all outstanding common stock of Rizobacter.

As stated in paragraphs B89 and B90 of IFRS 10, the Group must evaluate whether the purchase option grants it, in substance, rights to returns from its involvement with Rizobacter.

If the equity interest currently gives the Group rights to returns from its involvement with Rizobacter, then the proportion of returns allocated to the controlling entity should consider the possible exercise of the voting rights that currently entitle the Group to those returns.  Otherwise, the possible exercise of the voting rights should not be considered and only the current voting rights are to be considered.

To perform this analysis, the Group has considered that the purchase option contract exposes the Group to returns from the change in the value of the shares (due to the fixed price of the option) and that dividends are not significant in relation to the returns from the equity interest, since the Group has the power to restrict dividend payments to equity holders in Rizobacter. Based on this analysis, the Group has concluded that the purchase option contract grants it, in substance, rights to returns from its involvement with Rizobacter and computed those possible voting rights when determining the proportion of returns allocated to the controlling entity.

4.5.         Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

Semya S.A. combination

Semya S.A. (Semya) was a company owned 50% by Bioceres S.A. and 50% by Rizobacter Argentina S.A. It was created as a new proposal for the research, development and commercialization of biological products with high technological value: Semya’s strength consists in the joint and integrated development of biotechnological events, germplasm, biofertilizers and biopesticides to achieve a true synergy in seed treatment. These technologies will increase crop productivity, reduce environmental impact and increase efficiency in the use of resources. Semya’s R&D was being developed by Rizobacter and Bioceres (through Indear) who signed, jointly, a Service Agreement in December 2014.

When Group Bioceres acquired control over Rizobacter, it also acquired control over Semya. As required by paragraph 42 of IFRS 3, the Group re-measured the fair value of its previous equity interest in Semya at the acquisition date. The determination of fair value of Semya at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of revenue from the launch of seed treatment packs. As a result, Ecoseed integrated products have been recorded as intangibles assets. The purpose of those projects is to develop high value-added biological products for the treatment of soybean and wheat seeds, and generate biotechnological, germplasm and bio-inoculants synergies.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement (SPA) with Bioceres S.A. for the 50% of ownership in Semya. Concurrently the SPA, Bioceres assigned to Bioceres Crop Solutions the R&D service agreement signed mentioned before. Consideration of the SPA will be in installments equivalent to the 50% of the royalties that Bioceres Crops Solutions will accrue from Semya, up to a total amount of US$ 670,000.

4.6.         Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 6.8.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.7.         Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•                       Joint ventures: where the group has rights to only the net assets of the joint arrangement.

•                       Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•                       The structure of the joint arrangement;

•                       The legal form of joint arrangements structured through a separate vehicle;

•                       The contractual terms of the joint arrangement agreement; and

•                       Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 12).

Estimates

There is considerable uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

When the Group acquired control of Rizobacter, it also acquired the joint control of Synertech. Therefore, the investment in Synertech was added at the time of initial recognition of the acquisition at fair value. The determination of the fair value of Synertech at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of higher revenue from sales of micro-granulated fertilizers.

4.8.         Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. This policy was adopted by the Group since the six-month transition period ended June 30, 2017.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Revaluations are performed on a regular basis, when there are signs that the book value differs significantly from that to be determined using the fair value at the end of the reporting year.

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analysed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)  Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land. A 10% increase or decrease in the market price of land could have a significant impact on the revalued amount of its land.

b)  Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs relating to such assets

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

could have a significant impact on their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.9.         Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a “finance lease”), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are categorized as capital or interest. The interest element is charged to the Consolidated statement of profit or loss and other comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the Consolidated statement of profit or loss and other comprehensive income on a straight-line basis over the lease term.

The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

4.10.  Intangible assets

a)                  Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a   straight-line basis over their useful economic lives.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

b)                  Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

•                       It is technically feasible to develop the product for it to be sold;

•                       Adequate resources are available to complete the development;

•                       There is an intention to complete and sell the product;

•                       The Group is able to sell the product;

•                       Sale of the product will generate future economic benefits; and

•                       Expenditure on the project can be measured reliably.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 7.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 6.7).

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution. In the Group’s experience, the discovery phase typically lasts 18 months, though it may range from as few as six months for microbial solutions to as many as 36 months for plant GM traits.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation. In the Group’s experience, the proof of concept phase typically lasts 36 months, though it may range from as few as six months for a microbial solution to as many as four years for plant GM traits.

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept. The early development phase typically lasts 24 months.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, the Group is primarily responsible for undertaking this phase of product development. Similarly, the Group’s strategic partners usually lead the advanced development and deregulation activities in other markets pursuant to the applicable contractual arrangements. The advanced development and deregulation phase typically last about 24 months, with some projects requiring substantial regulatory data lasting as many as three years. For molecular farming projects, where grain production will occur within Argentina, the Group may follow a simplified regulatory approach, which requires less time than traditional GM regulatory approvals.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. The pre-launch phase may last up to 24 months.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c)                   Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

•  Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as “Product Registration”). Some of the registered products have been developed by third parties.

•  Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

•  Customer loyalty: Rizobacter sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product registration: 5 years

Customer loyalty: 26 years

Estimates

The Group acquired certain intangible assets from Rizobacter in a business combination. To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.11.  Financial liabilities

The Group adopted IFRS 9 (version 2013) early.

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for the following liabilities that are measured at fair value: (a) Certain hybrid contracts that include embedded derivatives and for which the option of paragraph 4.3.5 of IFRS 9 was used to designate the hybrid contract as a whole at fair value through profit or loss and (b) embedded derivatives.

In the case of hybrid contracts that were designated as a whole at fair value through profit or loss, the amount of the change in fair value of the financial liability that is attributable to changes in credit risk

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

attaching to that liability is disclosed in other comprehensive income. The rest of the change in fair value of the liability is recognized in income.

In the case of the other financial liabilities measured at fair value, the change in fair value is charged to income.

The Group does not apply hedge accounting.

Estimates

The Group has designated certain hybrid contracts as a whole at fair value. Management of the Group periodically evaluates the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in credit risk. In estimating the fair value of those financial liabilities, the Group uses observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 14.

4.12.  Warrants

As part of the merger, the Group incorporated 11,500,000 public warrants (“Public warrants”), 5,200,000 private warrants (“Founder warrants”) and 7,500,000 private warrants (“Bioceres warrants”) that Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas.

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as equity instrument as they comply with the fixed-for-fixed’ condition. Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities (see Note 6.16).

Estimates

The estimate of the fair value of Private warrants requires a determination of which factors are most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these instruments applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 6.16.

4.13.  Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on the stock options are detailed in Note 4.20.

4.14.  Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.15.  Parent company investment

The Group has recognized the contribution made by Bioceres S.A. into the combined entity as Parent company investment. See note 10.2.

The Group’s ordinary shares are classified as equity instruments, except for the puttable shares which are compound financial instruments. Puttable shares are segregated into separate components of equity instruments and puttable instruments, the latter of which is classified as a financial liability in accordance with IAS 32.

The shares classified as equity instruments are measured at nominal value.

4.16.  Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

•  Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved;

•  Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

•  Determination of the price of the transaction, in reference to the consideration for satisfying each performance obligation.

•  Assignment of the transaction price between each of the performance obligations identified, based on the methods described in the standard.

•  Revenue recognition when the performance obligations identified in contracts with customers are met, at any given time or over a period of time.

a)                  Sale of goods

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(i) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

(ii) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(iii) the amount of revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the Group; and

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In the case of sales made with where delivery is delayed at the buyer’s request but the buyer assumes ownership and accepts the invoice, revenue is recognized when the buyer assumes ownership, provided that:

•  It must be probable that delivery will take place;

•  The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognized

•  The buyer must specifically acknowledge the deferred delivery instructions; and

•  The usual payment terms must apply.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

No revenue is recognized when there is only an intention to purchase or produce the goods in time for delivery.

b)                  Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(i) the amount of revenue can be measured reliably;

(ii) it is probable that the economic benefits associated with the transaction will flow to the entity;

(iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion.

When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.

c)                   Licenses and royalties

Licenses and royalties are recognized when it is probable that the economic benefits associated with the transaction will flow to the Group; and the amount of revenue can be measured reliably.

Fees and royalties paid for the use of the Group’s assets are normally recognized in accordance with the substance of the agreement.

When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight-line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

4.17.  Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the Consolidated financial statements.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

4.18.  Borrowing costs

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.19.  Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

•  The initial recognition of goodwill;

•  The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•  The same taxable entity within the Group, or

•  Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Minimum presumed income tax applies to assets of the entities domiciled in Argentina. The tax is only applicable if the total value of the assets is above ARS 200,000 at the end of the fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on minimum presumed income tax is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on minimum presumed income.

The Group determined on the basis of current jurisprudence that the aforementioned tax is not applicable in the year ended June 30, 2019, as the Group has both accounting and fiscal losses.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.20.  Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres S.A. shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres S.A. or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 18 and will not necessarily take place in the future.

5.                   CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

5.1.         Critical judgments

•                  Determination of the percentage of equity interest in Rizobacter on June 30, 2018 (Note 4.4)

5.2.         Critical estimates

•                  Estimate of the trade receivables impairment provision (Note 4.2)

•                  Estimate of the inventory obsolescence allowance (Note 4.3)

•                  Capitalization and impairment testing of development costs (Notes 4.6 and 6.7)

•                  Impairment of goodwill (Notes 4.6 and 6.8)

•                  Recoverability of investments in joint ventures (Note 4.7)

•                  Fair value of land and buildings (Note 4.8)

•                  Identification and fair value of identifiable intangible assets arising in a business combination (Note 4.10 y 6.7)

•                  Fair value of financial liabilities measured at fair value through profit or loss (Note 4.11)

•                  Share-based payments (Notes 4.20 and 18)

•                  Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 4.19 and Note 8)

•                  Fair value of Warrants (Note 6.16)

6.                   INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.         Cash and cash equivalents

	06/30/2019	06/30/2018	06/30/2017

Cash and banks	3,450,873	2,215,103	1,679,478
	3,450,873	2,215,103	1,679,478

6.2.         Other financial assets

	06/30/2019	06/30/2018	06/30/2017

Current
Restricted short-term deposit	4,327,275	4,538,321	4,260,517
Other investments	347,718	—	—
Other marketable securities	8,515	12,526	4,275
	4,683,508	4,550,847	4,264,792

	06/30/2019	06/30/2018	06/30/2017

Non-current
Shares of Bioceres S.A.	374,685	240,920	676,762
Other marketable securities	1,728	2,438	90,237
	376,413	243,358	766,999

Variations in the allowance for uncollectible trade receivables are reported in Note 6.18. The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.3.         Trade receivables

	06/30/2019	06/30/2018	06/30/2017

Trade debtors	48,910,484	44,641,053	34,121,040
Allowance for impairment of trade debtors	(3,360,224)	(3,212,170)	(2,873,688)
Shareholders and other related parties (Note 16)	467,743	571,216	1,025,903
Allowance for impairment of related parties (Note 16)	(75,596)	(23,126)	(205,960)
Allowance for return of goods	(800,606)	(1,517,361)	(1,393,059)
Trade debtors - Parent company (Note 16)	440,268	361,606	—
Trade debtors - Joint ventures and associates (Note 16)	2,369	209,039	217,963
Discounted and deferred checks	13,651,939	11,858,170	10,783,719
	59,236,377	52,888,427	41,675,918

The book value is reasonably approximate to the fair value given its short-term nature.

6.4.         Other receivables

	06/30/2019	06/30/2018	06/30/2017

Current
Taxes	584,641	664,926	1,904,592
Other receivables - Other related parties (Note 16)	10,971	119,677	67,753
Other receivables - Parent Company (Note 16)	—	103,251	—
Other receivables - Joint ventures and associates (Note 16)	250,783	1,962,459	3,085,056
Prepayments to suppliers	496,001	516,742	1,210,070
Reimbursements over exports	366,594	362,815	151,107
Prepaid expenses and other receivables	213,597	—	265,972
Loans receivable	—	1,360	5,732
Miscellaneous	59,242	508,975	417,937
	1,981,829	4,240,205	7,108,219

	06/30/2019	06/30/2018	06/30/2017

Non-Current
Taxes	681,168	295,924	484,572
Reimbursements over exports	878,470	346,575	472,276
Other receivables - Joint ventures and associates (Note 16)	—	4,337,008	1,213,053
Miscellaneous	672	—	13,343
	1,560,310	4,979,507	2,183,244

The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.5.         Inventories

	06/30/2019	06/30/2018	06/30/2017

Agrochemicals	22,137	94,486	183,822
Seeds and grains	207,519	514,000	1,273,515
Microbiological resale products	13,894,018	8,389,191	13,749,668
Microbiological products produced	8,370,583	6,383,263	8,931,124
Goods in transit	751,737	776,869	482,185
Supplies	4,512,870	3,978,934	7,424,825
Allowance for obsolescence	(406,818)	(770,742)	(707,105)
Agricultural product	240,536	—	—
	27,592,582	19,366,001	31,338,034

The roll-forward of allowance for obsolescence is in Note 6.18. Inventories recognised as an expense during the years ended June 30, 2019, 2018 and the six-month transition period ended June 30, 2017 amounted to U$S 80,153,871, U$S 77,797,414 and U$S 26,672,229 respectively. Those expenses were included in cost of sales.

6.6.         Property, plant and equipment

Property, plant and equipment as of June 30, 2019, June 30, 2018, the six-month transition period ended June 30, 2017 and December 31, 2016, included the following:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016

Gross carrying amount	57,059,972	44,764,394	48,520,889	47,276,088
Accumulated depreciation	(13,225,424)	(4,587,248)	(2,302,014)	(882,327)
Net carrying amount	43,834,548	40,177,146	46,218,875	46,393,761

1.                   Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018	Net carrying amount 06/30/2017	Net carrying amount 12/31/2016
Office equipment	213,437	194,819	220,698	207,388
Vehicles	1,785,701	1,099,603	1,849,887	1,992,556
Equipment and computer software	123,472	212,236	308,360	380,386
Fixtures and fittings	4,737,396	3,508,083	4,460,903	4,701,939
Machinery and equipment	6,336,691	4,466,293	8,405,441	9,105,953
Land and buildings	29,969,237	30,513,273	30,103,117	29,584,854
Buildings in progress	668,614	182,839	870,469	420,685
Total	43,834,548	40,177,146	46,218,875	46,393,761

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

2.                   Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	243,948	333,904	30,621	—	(8,493)	29,139	—	629,119
Vehicles	1,660,294	1,054,631	1,093,749	—	(297,269)	93,132	—	3,604,537
Equipment and computer software	419,638	416,274	75,152	—	(1,685)	46,278	—	955,657
Fixtures and fittings	3,826,665	1,909,115	7,518	213,333	—	481,799	—	6,438,430
Machinery and equipment	5,404,029	3,976,720	98,034	7,863	(31,407)	778,262	—	10,233,501
Land and buildings	33,026,981	1,438,728	125,930	—	—	1,994,906	(2,056,431)	34,530,114
Buildings in progress	182,839	75,405	613,098	(221,196)	—	18,468	—	668,614
Total	44,764,394	9,204,777	2,044,102	—	(338,854)	3,441,984	(2,056,431)	57,059,972

3.                   Accumulated depreciation as of June 30, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	49,129	309,339	(4,007)	39,997	21,224	—	415,682
Vehicles	560,691	750,195	(205,618)	621,974	91,594	—	1,818,836
Equipment and computer software	207,402	486,143	(769)	99,350	40,059	—	832,185
Fixtures and fittings	318,582	912,404	—	397,989	72,059	—	1,701,034
Machinery and equipment	937,736	2,121,816	(16,807)	673,784	180,281	—	3,896,810
Land and buildings	2,513,708	1,343,500	—	617,162	221,428	(134,921)	4,560,877
Total	4,587,248	5,923,397	(227,201)	2,450,256	626,645	(134,921)	13,225,424

4.                   Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	252,220	119,623	—	—	(127,895)	—	243,948
Vehicles	2,223,102	388,856	—	(131,746)	(819,918)	—	1,660,294
Equipment and computer software	426,529	189,094	47,744	(14,726)	(229,003)	—	419,638
Fixtures and fittings	4,665,074	6,178	1,646,914	(1,632)	(2,489,869)	—	3,826,665
Machinery and equipment	9,152,269	197,840	—	(23,010)	(3,923,070)	—	5,404,029
Land and buildings	30,931,226	26,017	651,662	—	(13,146,785)	14,564,861	33,026,981
Buildings in progress	870,469	1,864,186	(2,346,320)	—	(205,496)	—	182,839
Total	48,520,889	2,791,794	—	(171,114)	(20,942,036)	14,564,861	44,764,394

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

5.      Accumulated depreciation as of June 30, 2018 is as follows:

	Depreciation
	Accumulated as of the beginning of year	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	31,522	—	41,740	(24,133)	—	49,129
Vehicles	373,215	(42,928)	434,632	(204,228)	—	560,691
Equipment and computer software	118,169	(13,641)	195,386	(92,512)	—	207,402
Fixtures and fittings	204,171	—	286,024	(171,613)	—	318,582
Machinery and equipment	746,828	—	741,508	(550,600)	—	937,736
Land and buildings	828,109	—	531,591	(516,056)	1,670,064	2,513,708
Total	2,302,014	(56,569)	2,230,881	(1,559,142)	1,670,064	4,587,248

6.                   Gross carrying amount as of June 30, 2017 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Transfers	Disposals	Foreign Currency Translation	Revaluation	As of the end of year
Office equipment	235,301	32,138	—	—	(15,219)	—	252,220
Vehicles	2,136,823	441,478	—	(183,170)	(172,029)	—	2,223,102
Equipment and computer software	460,518	20,637	—	(32,074)	(22,552)	—	426,529
Fixtures and fittings	4,770,076	—	127,475	—	(232,477)	—	4,665,074
Machinery and equipment	9,492,852	18,513	73,717	(10,678)	(422,135)	—	9,152,269
Land and buildings	29,759,833	15,508	(428,844)	(197,467)	(1,461,403)	3,243,599	30,931,226
Buildings in progress	420,685	167,393	227,652	—	54,739	—	870,469
Total	47,276,088	695,667	—	(423,389)	(2,271,076)	3,243,599	48,520,889

7.                   Accumulated depreciation as of June 30, 2017 is as follows:

	Depreciation
Class	Accumulated as of beginning of year	Disposals	Of the period	Foreign Currency Translation	Revaluation	Accumulated as of the end of year
Office equipment	27,913	—	5,452	(1,843)	—	31,522
Vehicles	144,267	(95,792)	334,019	(9,279)	—	373,215
Equipment and computer software	80,132	(31,486)	77,461	(7,938)	—	118,169
Fixtures and fittings	68,137	—	145,044	(9,010)	—	204,171
Machinery and equipment	386,899	(10,678)	408,975	(38,368)	—	746,828
Land and buildings	174,979	—	283,706	(21,947)	391,371	828,109
Total	882,327	(137,956)	1,254,657	(88,385)	391,371	2,302,014

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

8.                   Gross carrying amount as of December 31, 2016 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions por PPA	Disposals	Foreign Currency Translation	As of the end of year
Office equipment	5,830	4,811	234,221	—	(9,561)	235,301
Vehicles	160,895	225,459	1,878,400	(49,179)	(78,752)	2,136,823
Equipment and computer software	14,283	13,945	450,785	—	(18,495)	460,518
Fixtures and fittings	1,608	118,638	4,848,110	—	(198,280)	4,770,076
Machinery and equipment	310,504	35,170	9,533,037	—	(385,859)	9,492,852
Land and buildings	—	210,038	30,792,604	—	(1,242,809)	29,759,833
Buildings in progress	—	—	430,837	—	(10,152)	420,685
Total	493,120	608,061	48,167,994	(49,179)	(1,943,908)	47,276,088

9.                   Accumulated depreciation as of December 31, 2016 is as follows:

	Depreciation
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign Currency Translation	Accumulated as of the end of year
Office equipment	3,555	—	18,901	5,457	27,913
Vehicles	119,177	(49,179)	75,633	(1,364)	144,267
Equipment and computer software	14,283	—	59,548	6,301	80,132
Fixtures and fittings	1,126	—	153,424	(86,413)	68,137
Machinery and equipment	132,669	—	134,648	119,582	386,899
Land and buildings	—	—	142,139	32,840	174,979
Total	270,810	(49,179)	584,293	76,403	882,327

The depreciation charge is included in Notes 7.3 and 7.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 19.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2019. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized had the assets been carried under the cost model.

	Value at cost
Class of property	06/30/2019	06/30/2018	06/30/2017
Land and buildings	14,330,892	18,244,100	11,694,646

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.7.         Intangible assets

Intangible assets as of June 30, 2019, June 30, 2018, the six-month transition period ended June 30, 2017 and December 31, 2016 included the following:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Gross carrying amount	45,848,737	29,155,315	43,903,217	42,890,018
Accumulated amortization	(6,232,311)	(2,497,970)	(1,844,326)	(521,692)
Net carrying amount	39,616,426	26,657,345	42,058,891	42,368,326

Seed and integrated products

The Group’s seed and integrated product activities concentrate primarily on the development and commercialization of seeds and technologies and products that increase yield per hectare, with a focus on providing seed and integrated crop protection and crop nutrition technologies designed to control weeds, insects or diseases, enhance quality traits of the seeds produced and improve nutritional value and other benefits. The Group has sought to develop integrated products that combine three distinct and complementary components, seed traits, germplasms and seed treatments in order to deliver a superior agronomic experience to customers.

The Group’s technologies which are capitalized based on an advanced stage of development (phase 4 or higher), are set forth in the table below:

Technologies
Crop	Germplasm	Protection	Yield	Quality	R&D Phase	Entity
Soybean	MG III-VIII(1)	GT (2)	HB4	—	Advanced Develop.	BCS Holding
Wheat	Spring / Winter	GluT (2)	HB4	—	Advanced Develop.	Trigall Genetics (3) (Note 12)

Notes:

(1)     Soybean germplasms are categorized by maturity groups (MG) from III to VIII. Non-dormant germplasms are alfalfa elite breeding materials without winter dormancy. A. cruentus germplasms are amaranth varieties of the A. cruentus species.

(2)     GT means glyphosate tolerance. GluT means glufosinate tolerance. Genuity is the glyphosate tolerance technology developed by Monsanto and Forage Genetics International for alfalfa. ALS means ALS-inhibitor herbicide tolerance.

(3)     Included in Trigall`s financial statements. Reflected in the Consolidated financial statements through the equity method investment.

The soybean HB4 technology was approved by the Argentine Ministry of Agriculture, Livestock and Fishing on October 6, 2015, under Resolution N° 397/15.

In the case of HB4 wheat, although favorable opinions have already been obtained from both CONABIA and of SENASA, is awaiting the decision of the National Directorate of Agricultural Markets, that analyzes the commercial impact of being the first country in the world to release a wheat of these characteristics.

The U.S. FDA completed its full review of the safety evaluation for HB4 soybeans, clearing it for use in human food and animal food on August 10, 2017. Bioceres Crop received USDA approval of HB4 Drought Tolerant Soybeans on August 2019.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Interaction with the regulatory authorities of China continues because the comercialization of the product in Argentina is subject to approval in that country. Specifically, in May 2019, all additional consultations made by the Ministry of Agriculture of the Republic of China (MOA) were answered.

Other intangible assets identified in the business combination under common control with Semya (See note 4.5) include the following:

•        Soybean Ecoseed Pack: This proyect promotes the devolpment of biological products with high added value for soybean seed treatments. The devolpment of these products integrates biotechnological, germoplasm and bio inoculants synergistically.

•        Wheat Ecoseed Pack: This proyect promotes the devolpment of biological products with high added value for wheat seeds treatments. The devolpment of these products integrates biotechnological, germoplasm and bio inoculants synergistically.

•        Bio Fungicides: The final objective of the project is to generate biological products with high added value for the treatment of seeds, focusing on the abilitity to bio control diseases in wheat and soybeans crops.

Crop nutrition

The Group’s crop nutrition activities include the development of and investment in microbiological products that have been incorporated as part of the integration of Rizobacter into the Group, including the following microbiological assets incorporated as intangible assets measured at fair value:

•        TOP Technologies: The TOP Osmo Protection Technology promotes high metabolic and physiological performance of bacteria and ensures bacterial survival and concentration in seeds and packages, reducing the impact of fungicides and insecticides on bacteria and substantially improving inoculants performance and their incidence in crop yields.

•        Signum Technologies: Signum bio-inductor generates molecular signals which early activate bacterial and plant metabolic processes, thus maximizing the development of leguminous plants. Furthermore, it stimulates the interrelation with different soil beneficial microorganisms that provide additional advantages to inoculation, activates mechanisms of resistance to abiotic stress factors (low temperatures, droughts and soil acidity), and induces defensive responses in the interaction with harmful microorganisms.

•        LLI Technologies: This technology marks a turning point in inoculation. The time of disposal to maintain living bacteria on seeds, a prerequisite for an effective nodulation. Ready-to-use (RTU) seed allows to reduce costs, simplify the sowing operation, minimize the risks normally associated with on farm treatments, and achieve the precise positioning of bacteria through the inoculant. This treatment provides for a higher number of healthier plants with outstanding root development to reach the soybean crop’s full yield potential.

Other intangible assets

Other intangible assets identified in the business combination with Rizobacter:

•        Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as “Product Registration”). Some of the registered products have been developed by third parties.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

•        Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

•        Customer loyalty: Rizobacter’s sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

1.      Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018	Net Carrying amount 06/30/2017	Net Carrying amount 12/31/2016
Seed and integrated products
Soybean HB4	6,120,336	4,927,853	3,111,253	1,421,707
Ecoseed integrated products	2,627,946	—	—	—
Crop nutrition
Microbiology products	2,208,117	2,122,484	3,491,269	3,625,827
Other intangible assets
Trademarks and patents	8,063,648	5,574,682	10,402,764	11,265,234
Software	994,723	949,310	1,392,769	799,904
Customer loyalty	19,601,656	13,083,016	23,660,836	25,255,654
Total	39,616,426	26,657,345	42,058,891	42,368,326

2.      Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	4,927,853	—	1,192,483	—	—	6,120,336
Ecoseed integrated products	—	—	2,627,946	—	—	2,627,946
Crop nutrition
Microbiology products	2,505,864	841,753	41,485	(318,949)	197,047	3,267,200
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	—	—	545,377	9,810,822
Software	1,444,603	438,703	200,600	(40,359)	105,793	2,149,340
Customer loyalty	13,998,289	6,658,894	—	—	1,215,910	21,873,093
Total	29,155,315	10,926,089	4,062,514	(359,308)	2,064,127	45,848,737

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

3.      Accumulated amortization as of June 30, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	383,380	202,791	(20,887)	459,287	34,512	1,059,083
Other intangible assets
Trademarks and patents	704,024	334,919	—	647,101	61,130	1,747,174
Software	495,293	227,264	(40,359)	429,258	43,161	1,154,617
Customer loyalty	915,273	435,389	—	841,273	79,502	2,271,437
Total	2,497,970	1,200,363	(61,246)	2,376,919	218,305	6,232,311

4.      Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	3,111,253	1,816,600	—	—	4,927,853
Crop nutrition
Microbiology products	3,782,238	484,825	—	(1,761,199)	2,505,864
Other intangible assets
Trademarks and patents	10,906,317	—	—	(4,627,611)	6,278,706
Software	1,787,925	614,529	—	(957,851)	1,444,603
Customer loyalty	24,315,484	—	—	(10,317,195)	13,998,289
Total	43,903,217	2,915,954	—	(17,663,856)	29,155,315

5.      Accumulated amortization as of June 30, 2018 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	290,969	—	321,887	(229,476)	383,380
Other intangible assets
Trademarks and patents	503,553	—	617,478	(417,007)	704,024
Software	395,156	—	399,311	(299,174)	495,293
Customer loyalty	654,648	—	802,800	(542,175)	915,273
Total	1,844,326	—	2,141,476	(1,487,832)	2,497,970

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.      Gross carrying amount as of June 30, 2017 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	1,421,707	1,689,546	—	—	3,111,253
Crop nutrition
Microbiology products	3,755,094	194,743	—	(167,599)	3,782,238
Other intangible assets
Trademarks and patents	11,415,829	—	—	(509,512)	10,906,317
Software	845,954	979,728	—	(37,757)	1,787,925
Customer loyalty	25,451,434	—	—	(1,135,950)	24,315,484
Total	42,890,018	2,864,017	—	(1,850,818)	43,903,217

7.      Accumulated amortization as of June 30, 2017 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	129,267	—	176,523	(14,821)	290,969
Other intangible assets
Trademarks and patents	150,595	—	379,115	(26,157)	503,553
Software	46,050	—	370,018	(20,912)	395,156
Customer loyalty	195,780	—	492,873	(34,005)	654,648
Total	521,692	—	1,418,529	(95,895)	1,844,326

8.      Gross carrying amount as of December 31, 2016 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions for PPA	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	1,421,707	—	—	—	1,421,707
Crop nutrition
Microbiology products	—	175,527	3,733,981	(154,414)	3,755,094
Other intangible assets
Trademarks and patents	—	—	11,896,495	(480,666)	11,415,829
Software	9,368	420,254	442,607	(26,275)	845,954
Customer loyalty	—	—	26,523,073	(1,071,639)	25,451,434
Total	1,431,075	595,781	42,596,156	(1,732,994)	42,890,018

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

9.   Accumulated amortization as of December 31, 2016 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	—	—	21,316	107,951	129,267
Other intangible assets
Trademarks and patents	—	—	153,698	(3,103)	150,595
Software	6,105	—	49,348	(9,403)	46,050
Customer loyalty	—	—	199,817	(4,037)	195,780
Total	6,105	—	424,179	91,408	521,692

The depreciation charge is included in Notes 7.3 and 7.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections.  Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

6.8.   Goodwill

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

After the business combinations that occurred in 2016, goodwill has been generated for Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Among the main groups of products are i) microbiological products (bio-inductors/inoculants, biological fertilizers and bio-controllers); ii) crop and seed protection (treatments, adjuvants, baits, stored grains and seed treatment); and iii) crop nutrition (fertilizers). Packs are generally a combination of a microbiological product (bio-inductors/inoculants) with a crop and seed protection product (treatments).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Also, after the share purchase agreement (SPA) between Bioceres S.A. and Bioceres Crops Solutions Corp for the 50 % of ownership in Semya (see note 4.5.), the Group recognized as goodwill the expected revenues from the commercialization of intensive R&D products of Semya that previously were allocated on the equity participation.

The variations in goodwill occurred during the years / period consolidated correspond to translation differences. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of June 30, 2019, 2018 and 2017 is as follows:

	06/30/2019	06/30/2018	06/30/2017
Rizobacter	23,484,761	14,438,027	25,079,324
Semya	6,319,954	—	—
	29,804,715	14,438,027	25,079,324

The Rizobacter brand intangible with an indefinite useful life has been allocated to the Rizobacter CGU.

Management has made the estimates considering the cash flow projections projected by the management of Rizobacter and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 16.71%.
The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGU was taken.
For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).
The value assigned is consistent with external sources of information.

Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGU has been estimated by Rizobacter´s management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.
The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGU
The value assigned is consistent with external sources of information.

Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.9.   Trade and other payable

	06/30/2019	06/30/2018	06/30/2017
Current
Trade creditors	30,489,072	22,222,872	19,779,461
Shareholders and other related parties (Note 16)	1,796,932	365,994	633,700
Trade creditors - Parent company (Note 16)	1,568,036	—	218,744
Trade creditors - Joint ventures and associates (Note 16)	4,805,149	3,493,113	1,649,367
Taxes	1,475,410	35,391	372,990
Consideration payment Semya adquisition (Note 16)	122,950	—	—
Miscellaneous	320,945	1,591,460	140,454
	40,578,494	27,708,830	22,794,716

	06/30/2019	06/30/2018	06/30/2017
Non current
Consideration payment Semya adquisition (Note 16)	452,654	—	—
	452,654	—	—

The book value is reasonably approximate to the fair value given its short-term nature.

6.10.   Borrowings

	06/30/2019	06/30/2018	06/30/2017
Current
Bank overdraft	—	532,912	46,511
Bank borrowings	46,467,308	44,061,555	18,594,823
Corporate bonds	8,416,768	3,262,924	4,644,621
BAF Loans	—	5,112,222	—
Discount checks	5,807,303	10,243,204	9,638,789
Net loans payables-Parents companies and related parties to Parents (Note 16)	5,399,883	1,816,084	646,538
Finance lease	385,947	280,027	466,689
	66,477,209	65,308,928	34,037,971
Non-current
Bank borrowings	16,239,743	25,253,940	36,383,297
Corporate bonds	8,018,884	—	3,889,874
Net loans payables-Parents companies and related parties to Parents (Note 16)	12,358,024	—	—
Finance lease	462,870	454,265	678,993
	37,079,521	25,708,205	40,952,164

Further information about finance leases is in Note 15.1.

The carrying value of some borrowings as of June 30, 2019, 2018 and 2017 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019		06/30/2018		06/30/2017
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	46,467,308	46,857,879	44,061,555	42,633,227	18,594,823	16,216,748
Discount checks	5,807,303	5,230,123	10,243,204	9,209,508	9,638,789	8,950,197
Corporate Bonds	8,416,768	7,632,806	3,262,924	3,126,570	4,644,621	4,317,658

Non-current
Bank borrowings	16,239,743	14,274,547	25,253,940	20,610,018	36,383,297	33,993,312
Corporate Bonds	8,018,884	6,972,332	—	—	3,889,874	3,395,857

Net loans payables-Parents companies and related parties to Parents

BAF Loans converted into loans payable to Parents companies. Both are debts taken by the Group in connection with the Rizobacter acquisition. On May 7, 2019, Bioceres Crop Solutions Corp., Bioceres LLC and Bioceres SA entered into an agreement for the restructuring of $15 million of the outstanding loans into a facility with a 5-year maturity and an annual rate of 10%.

Financial assets (other receivables from Parents and related parties to Parents) and liabilities (Loans payable to Parents companies) are offset and the net amount is reported in the Statement of Financial Position where Bioceres Crop Solutions currently has a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

The following table presents the recognised financial instruments that are offset:

	Gross amounts	Gross amounts set off in the Statement of Financial Position	Net amounts presented in the Statement of Financial Position
Current other receivables	17,809,676	(15,827,847)	1,981,829
Total current assets	17,809,676	(15,827,847)	1,981,829
Current borrowings	(82,305,056)	15,827,847	(66,477,209)
Total current liabilities	(82,305,056)	15,827,847	(66,477,209)

Corporate Bonds

a) Issuance of public corporate bonds (Principal Market)

On March 31, 2015 the Shareholders’ Meeting of Rizobacter approved the establishment of a global program of corporate bonds (“CB”) in the Argentine principal market (“the Program”) for the issue of one or more series of simple CB through public offering, for their future listing on stock exchanges and other markets, up to a revolving outstanding amount of USD 40,000,000 or the equivalent in other currencies, or a lower amount to be determined by the Board of Directors, with a maximum term of five years.

Series I: On August 13, 2015, CNV approved the Program and the issue of Series I of the Negotiable Obligations for USD 10,000,000 (increasable to a maximum of USD 17,000,000 or the equivalent in Argentine pesos), through Resolution N° 17737, according to the main terms and conditions summarized in the Prospectus Supplement dated August 13, 2015, which Prospectus Supplement was published in the Daily Gazette of the Buenos Aires Stock Exchange and the Rosario Stock Exchange on the same date.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Series I (USD)

Amount of the Issue: USD 7,786,327

Date of Issue and Subscription: August 31, 2015

Applicable rate: 6% annual nominal rate

Maturity: August 31, 2018

Initial Exchange rate: ARS 9.28 / USD

Amortization: The principal will be amortized in five semiannual instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last instalment will be equal to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 6%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect of the days that elapse from the date of payment to the actual payment date.

As of June 30, 2019, there is not outstanding debt under Series I (Class USD).

Series I (Class I — Pesos)

Amount of the Issue: ARS 84,115,789 (equivalent to USD 5,592,805)

Date of Issue and Subscription: August 31, 2015

Applicable rate (initial): 26.50% annual nominal rate

Maturity: August 31, 2018

Amortization: The principal will be amortized in 5 half-yearly instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last will be equivalent to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a mixed annual nominal rate as follows: (a) from the Date of Issue up to an including the expiry of the ninth (9) month, interest will accrue at the Fixed Rate for NOs Series I Class I Pesos, and (b) from the start of the tenth (10) month up to the Maturity Date, interest will accrue at a Variable Rate equal to the Reference Rate plus a Differential Rate of 550 (five hundred and fifty) points. The Fixed Rate for NOs Series I Class I Pesos cannot exceed 35%. The Variable Rate for CB Series I Class I Pesos cannot be lower than an annual nominal 16% rate or exceed a 32% annual nominal rate. On June 15, 2015 the National Insurance Superintendency (“SSN”) issued Communication No. 4568 establishing that CB Series I Class I Pesos constitute productive investments under the framework of paragraph k) of item 35.8.1 of the General Regulation Governing Insurance Activities (Resolution SSN No. 21.523/1992).

Series I (Class II — Pesos)

Amount of the Issue: ARS 1,377,882 (equivalent to USD 91,614)

Date of Issue and Subscription: August 31, 2015

Applicable rate (initial): 27% annual nominal rate

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Maturity: August 31, 2018

Amortization: The principal will be amortized in five semiannual instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last instalment will be equivalent to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a mixed annual nominal rate as follows: (a) from the Date of Issue up to an including the expiry of the ninth (9) month, interest will accrue at the Fixed Rate for CB Series I Class II Pesos, and (b) from the start of the tenth (10) month up to the Maturity Date, interest will accrue at a Variable Rate equal to the Reference Rate plus a Differential Rate of 550 (five hundred and fifty) points.

On August 31, 2018 the fifth payment of services on the principal, and the twelfth interest payment were made corresponding to the Negotiable Obligations from Series I Class I Pesos, Series I Class II Pesos, and Series I Class USD.

After these payments there are no more outstanding public corporate bonds.

b) Issuance of private corporate bonds

On April 4, 2019, the Group issued class I of guaranteed negotiable obligations, not convertible into shares, within the framework of Law No. 23,576 of Negotiable and Complementary Obligations, for a total nominal value of USD 16 million due on April 5, 2021 which were placed privately on April 5, 2019, as detailed below:

Series I (USD)-Inversiones Odisea

Holder: Inversiones Odisea (company duly constituted in and in accordance with the laws of the Republic of Chile).

Amount of the Issue: USD 13,000,000

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10,55% annual nominal rate

Maturity: April 5, 2021

Amortization: The principal will be amortized in four semiannual instalments as from the sixth month following the Date of Issue. The four instalments will be identical, each representing 25% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a semiannual basis at a fixed annual nominal rate. If the payment date is not a business day, the services will be paid the next business day immediately, without interest being accrued on said payment for the days elapsed from said service payment date until the effective payment date.

As of June 30, 2019, the capital owned in series I USD is USD 13 million.

Series II (USD)-Compass Latam High Yield

Holder: Compas Latam High Yield (investment fund administred by Compass Group Chile S.A.).

Amount of the Issue: USD 3,000,000

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10,55% annual nominal rate

Maturity: April 5, 2021

Amortization: The principal will be amortized in four semiannual instalments as from the sixth month following the Date of Issue. The four instalments will be identical, each representing 25% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a semiannual basis at a fixed annual nominal rate. If the payment date is not a business day, the services will be paid the next business day immediately, without interest being accrued on said payment for the days elapsed from said service payment date until the effective payment date.

As of June 30, 2019, the capital owned in series II USD is USD 3 million.

Private corporates bonds are guaranteed by: a) a mortgage on real estates assets owned by the Company, for USD 16 million and b) pledge on the shares that represent 10% of the holding of Rasa Holding LLC in the share capital of Rizobacter Argentina S.A.

Under the terms of the Private corporates bonds, Rizobacter is required to comply with the following financial covenants:

1.         Restrictions on the payment of dividends

2.         Maintenance the following ratios:

a)             Net Debt to EBITDA ratio must be less than 3x,

b)             EBITDA to interest ratio must be more than 2x for the years 2019, 2020 and 2021.

3.         Liabilities to assets ratio less than (i) 0.825 x for 2019, (ii) 0.8 for 2020 and 2021.

Syndicated loan

In 2017, Rizobacter consummated a USD 45 million syndicated loan with Banco de Galicia y Buenos Aires S.A. as administrator, together with Banco Santander Río S.A., Banco BBVA Francés S.A., Banco Ciudad de Buenos Aires, Banco Provincia de Córdoba S.A., Banco Hipotecario S.A. and Banco Mariva S.A. acting as lenders. This loan was funded in two disbursements, the first of which was made on March 15, 2017 for the amount of USD 22,000,000, and the second of which was made on April 25, 2017 for the amount of USD 23,000,000.

Amount: USD 45,000,000

Amortization: 13 quarterly instalments as from the twelfth month following the date of issue.

Applicable rate: 6.50%

Collaterals: Cash and short-term bank deposits collaterals and Bioceres guarantees.

Covenants:   Under the terms of the syndicated loan, Rizobacter is required to comply with the following financial covenants:

4.              Restrictions on assets dispositions

5.              Restrictions on the payment of dividends

6.              Restriction on loans to related parties, including Joint Ventures (USD 5 million per entitiy)

7.              Maintenance the following ratios:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

c)              Net Debt to EBITDA ratio must be less than 3x,

d)             EBITDA to interest ratio must be more than (i) 1.2x for 2017, (ii) 1.5x for 2018 and (iii) 2x for the years 2019 and 2020, and

e)              Liabilities to assets ratio less than (i) 0.85x for 2017, (ii) 0.825 for 2018 and (iii) 0.8 for 2019 and 2020.

As of June 30, 2019, Rizobacter did not comply with the liabilities to assets ratio mentioned above. However, Rizobacter got a waiver for the year ended June 30, 2019 from the majority of the banks. The terms of the debts established that if Rizobacter gets consents for more than 50% of the lenders, the debt is not considered in default. Covenant compliance is required to be measured annually.

On June 18, 2019, the company paid the sixth instalments of the loan.

6.11.   Employee benefits and social security

	06/30/2019	06/30/2018	06/30/2017
Salaries and social security	3,875,834	3,146,583	1,871,710
Staff incentives and vacations	1,481,384	1,265,130	3,175,335
	5,357,218	4,411,713	5,047,045

The book value is reasonably approximate to the fair value given its short-term nature.

6.12.   Deferred revenue and advances from customers

	06/30/2019	06/30/2018	06/30/2017
Advances from customers	1,074,463	1,007,301	1,197,080
	1,074,463	1,007,301	1,197,080

The book value is reasonably approximate to the fair value given its short-term nature.

6.13.   Government grants

	06/30/2019	06/30/2018	06/30/2017
Current	2,110	17,695	60,829
Non-current	8,098	15,532	57,716
Total	10,208	33,227	118,545

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
At of the beginning of the year	33,227	118,545	155,919	152,792
Adjustement of opening net book amount for application of IAS 29	(27,794)	—	—	—
Received during the year	31,785	103,382	64,106	144,902
Currency conversion difference	(10,638)	(137,114)	(69,539)	—
Released to the statement of profit or loss	(16,372)	(51,586)	(31,941)	(141,775)
At the end of year	10,208	33,227	118,545	155,919

The Group receives government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates. There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

6.14.   Provisions

	06/30/2019	06/30/2018	06/30/2017
Provisions for contingencies	439,740	845,486	1,415,290
	439,740	845,486	1,415,290

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 6.18.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group`s management as to how it will respond to the eventual claim.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.15.   Financed payment — Acquisition of business

	06/30/2019	06/30/2018	06/30/2017
Current
Purchase option	—	14,605,469	—
Financed payment to sellers	2,826,611	5,618,121	6,219,980
	2,826,611	20,223,590	6,219,980
Non-current
Financed payment to sellers	—	2,651,019	7,656,611
Purchase option	—	—	13,523,582
	—	2,651,019	21,180,193

As of June 30, 2019, four installments, which were due in October 2017, April 2018, October 2018 and April 2019 have been fully paid for a value of $3.5 million, $2.9 million, $2.9 million and $ 2.9 million, respectively.

Purchase option: The Group subscribed to an option to purchase a further 9.99% of Rizobacter for a nominal value of $14.9 million. On October 22, 2018, an addendum to the purchase option was signed with the sellers which increased the purchase option to 29.99% of Rizobacter.

On March 14, 2019, immediately following the closing of the merger, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. The consideration for the Rizobacter Call Option was $1,265,000 in cash and in 4,736,736 shares of Union. Union shares constituting the in-kind consideration were issued in reliance on an applicable exemption from the registration requirements of the Securities Act.

Regards the cancelation of the $14.9 million mentioned above, net of prepayment of $1,265,000, we issued 1,334,047 shares which were valued at $5.35 (mark to market). Difference between the fair value of shares issued and the cancelled debt generated a finance gain of $6,582,849 (Note 7.5).

6.16.   Private Warrants

Founders warrants: simultaneously with the consummation of the initial public offering (“IPO”), Union consummated the private placement of 5,200,000 private warrants. This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Those warrants were purchased by certain of Union initial shareholders. Founders warrants are identical to the warrants included in the units sold in the IPO (Public warrants) having a strike price of $11.50, exercisable in a 5-years period but could be exercised on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares). Founder warrants were part of the net assets incorporated in the reverse recapitalization, which were recorded as a reduction of the equity amounting to $1,843,175.

Bioceres warrants: Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas: (i) 2,500,000 warrants with an strike price of $11.50, that will vest if and when the price of the ordinary shares trades above $15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (ii) 2,500,000 warrants with an strike price of $15.00, which will vest upon issuance; and (iii) 2,500,000 warrants with an strike price of $18.00, which will vest upon issuance. Those warrants could be exercised during a 5 year period on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares as set forth in the warrant agreement).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Bioceres warrants were initially accounted as an equity transaction (distribution to shareholders in accordance to IAS 32), which were recorded as a reduction of equity amounting to $1,589,548. Subsequent changes in the liability are booked in financial results.

Private warrants do not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 2.9. Therefore, they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

At inception, the fair value of Private warrants using a volatility of 32% (implied volatility of Public warrants), share price of $5.35 and risk-free rate of 2.43%, was $3.4 million. As of June 30, 2019, their fair value using a share price of $5.30 and risk-free rate of 1.7631%, decrease to $2.8 million and the Group recognized a finance gain of $0.6 million.

6.17.   Puttable instrument

	06/30/2019	06/30/2018	06/30/2017
Non-current
Puttable preferred shares	—	—	2,500,000
	—	—	2,500,000

Bioceres Inc. granted EQC a Put Option, giving EQC a right to sell its holdings in the preferred shares of RASA Holding that EQC acquires in the event of a mandatory conversion of its holdings of such preferred shares into ordinary shares of RASA Holding in 5 years’ time, or in the case of a public offering by RASA Holding or Rizobacter. The price of the Put Option is the nominal value of the preferred shares of RASA Holding or USD 10 nominal value.

In accordance with the participation rights of RASA Holding, the holders of Preferred Shares had the right to subscribe for common shares of Bioceres S.A. according to his position at the time of the financing event added to the accumulated dividends. At the date of the financing event that occurred on February 9, 2018, there were 1,409,848 Preferred Shares held by third parties, that accumulated an annual dividend of payment in kind of 12% and an additional dividend (which allowed them to acquire the same amount of shares that they would otherwise acquire at a price of subscription of USD 7.91 for each USD 10 value of each Preferred Share). It is so, that, on 9 February 2018, the holders of Preferred Shares had the right to subscribe up to 2,010,170 shares of Bioceres S.A. Thus, on June 11, 2018, occurred the implementation of a second stretch of the capital increase in Bioceres S.A. approved and ratified by the Shareholder’s Assemblies held on December 17, 2014 and December 15, 2016. The 2,010,170 shares (including 421,180 shares for the conversion of the puttable RASA Holding preferred shares plus their accrued dividends) issued by Bioceres S.A. were delivered to the holders of Preferred Shares Series A RASA Holding. The remeasurement of the liability for Puttable preferred shares as of June 11, 2018 generated a loss of USD 831,534.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.18.          Changes in allowances and provisions

Item	06/30/2018	Additions	Uses and reversals	IAS 29	Currency conversion difference	06/30/2019
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,212,170)	(654,991)	87,916	1,220,652	(801,631)	(3,360,224)
Allowance for impairment of related parties	(23,126)	(80,913)	12,408	17,396	(1,361)	(75,596)
Allowance for obsolescence	(770,742)	(736,372)	615,467	273,252	211,577	(406,818)

Total deducted from assets	(4,006,038)	(1,472,276)	715,791	1,511,300	(591,415)	(3,842,638)

INCLUDED IN LIABILITIES

Provisions for contingencies	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total included in liabilities	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total	(4,851,524)	(1,546,385)	1,036,732	1,864,557	(785,758)	(4,282,378)

Item	06/30/2017	Additions	Uses and reversals	Currency conversion difference	06/30/2018
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(2,873,688)	(1,362,720)	76,329	947,909	(3,212,170)
Allowance for impairment of related parties	(205,960)	—	27,264	155,570	(23,126)
Allowance for obsolescence	(707,105)	(822,135)	160,331	598,167	(770,742)

Total deducted from assets	(3,786,753)	(2,184,855)	263,924	1,701,646	(4,006,038)

INCLUDED IN LIABILITIES

Provisions for contingencies	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total included in liabilities	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total	(5,202,043)	(2,269,266)	302,232	2,317,553	(4,851,524)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Item	12/31/2016	Additions	Uses and reversals	Currency conversion difference	06/30/2017
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(2,949,214)	(154,818)	40,485	189,859	(2,873,688)
Allowance for impairment of related parties	(8,210)	(219,559)	402	21,407	(205,960)
Allowance for obsolescence	(1,157,997)	(289,248)	140,408	599,732	(707,105)

Total deducted from assets	(4,115,421)	(663,625)	181,295	810,998	(3,786,753)

INCLUDED IN LIABILITIES

Provisions for contingencies	(1,909,530)	(10,711)	259,438	245,513	(1,415,290)

Total included in liabilities	(1,909,530)	(10,711)	259,438	245,513	(1,415,290)

Total	(6,024,951)	(674,336)	440,733	1,056,511	(5,202,043)

Item	12/31/2015	Additions	Additions for business combination	Uses and reversals	Currency conversion difference	12/31/2016
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(346,515)	(490,374)	(2,722,575)	373,004	237,246	(2,949,214)
Allowance for impairment of related parties	—	(8,394)	—	—	184	(8,210)
Allowance for obsolescence	(167,989)	(982,351)	(418,498)	—	410,841	(1,157,997)

Total deducted from assets	(514,504)	(1,481,119)	(3,141,073)	373,004	648,271	(4,115,421)

INCLUDED IN LIABILITIES

Provisions for contingencies	(67,708)	(293,009)	(1,372,086)	—	(176,727)	(1,909,530)

Total included in liabilities	(67,708)	(293,009)	(1,372,086)	—	(176,727)	(1,909,530)

Total	(582,212)	(1,774,128)	(4,513,159)	373,004	471,544	(6,024,951)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

7.              INFORMATION ABOUT COMPONENTS OF CONSOLIDTED STATEMENTS OF COMPREHENSIVE INCOME

7.1.         Revenue

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Sale of goods and services	159,198,516	133,048,429	46,751,191	40,677,714
Royalties	1,110,463	442,689	102,178	349,760
	160,308,979	133,491,118	46,853,369	41,027,474

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 16.

7.2.         Cost of sales

Item	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Inventory as of the beginning of the year	19,366,001	31,338,034	32,677,314	2,835,909
Adjustment of opening net book amount for the application of IAS 29	4,273,416	—	—	—
Combined business	—	—	—	40,846,774
Purchases of the year	88,380,452	65,825,381	25,332,949	17,307,320
Production costs	11,558,513	14,002,049	5,322,615	3,737,400
Foreign currency translation	(9,020,919)	(14,704,912)	(2,381,686)	(1,451,133)
Subtotal	114,557,463	96,460,552	60,951,192	63,276,270
Inventory as of the end of the year	(27,592,582)	(19,366,001)	(31,338,034)	(32,677,314)
Cost of sales	86,964,881	77,094,551	29,613,158	30,598,956

7.3.         R&D classified by nature

Item	Research and development expenses 06/30/2019	Research and development expenses 06/30/2018	Research and development expenses 06/30/2017	Research and development expenses 12/31/2016
Amortization intangible assets	1,106,390	943,488	435,577	—
Import and export expenses	16,360	21,640	14,165	1,398
Depreciation property, plant and equipment	220,849	223,515	222,446	63,558
Freight and haulage	—	30	73,275	136
Employee benefits and social securities	541,025	1,435,028	481,326	360,760
Maintenance	56,395	86,112	42,373	47,055
Energy and fuel	52,919	78,570	49,785	22,703
Supplies and materials	1,175,184	844,372	107,678	107,436
Mobility and travel	48,308	87,628	66,865	29,822
Stock options based incentive	—	30,005	25,710	43,827
Professional fees and outsourced services	447,383	121,914	90,206	5,850
Office supplies	3,796	17,932	57,564	38,159
System expenses	—	8,851	1,797	211
Insurance	8,593	22,006	18,302	6,646
Miscellaneous	12,189	29,009	303,199	126,293
Total	3,689,391	3,950,100	1,990,268	853,854

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

7.4.         Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2019
Amortization intangible assets	—	1,270,530	1,270,530
Analysis and storage	5,811	904	6,715
Commissions and royalties	751,972	489,301	1,241,273
Bank expenses and commissions	—	30,784	30,784
Import and export expenses	95,111	1,396,636	1,491,747
Depreciation property, plant and equipment	1,164,810	1,064,597	2,229,407
Impairment of receivables	—	686,985	686,985
Freight and haulage	1,433,867	2,662,715	4,096,582
Employee benefits and social securities	5,313,211	12,969,653	18,282,864
Maintenance	501,699	532,648	1,034,347
Energy and fuel	568,848	195,449	764,297
Supplies and materials	275,378	214,513	489,891
Mobility and travel	12,097	1,306,067	1,318,164
Publicity and advertising	—	1,709,552	1,709,552
Contingencies	—	67,417	67,417
Professional fees and outsourced services	681,790	7,346,607	8,028,397
Professional fees related parties	—	401,005	401,005
Office supplies	31,394	352,167	383,561
Insurance	105,302	802,352	907,654
System expenses	—	709,539	709,539
Obsolescence	564,873	—	564,873
Taxes	37,388	4,821,136	4,858,524
Miscellaneous	14,962	213,243	228,205
Total	11,558,513	39,243,800	50,802,313

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2018
Amortization intangible assets	—	1,197,988	1,197,988
Analysis and storage	1,225,756	225,462	1,451,218
Commissions and royalties	552,906	671,180	1,224,086
Bank expenses and commissions	—	51,471	51,471
Import and export expenses	131,558	725,479	857,037
Depreciation property, plant and equipment	1,208,699	798,667	2,007,366
Impairment of receivables	—	1,259,127	1,259,127
Freight and haulage	664,984	2,251,297	2,916,281
Employee benefits and social securities	7,582,440	14,265,650	21,848,090
Maintenance	597,497	408,960	1,006,457
Energy and fuel	419,716	610,376	1,030,092
Supplies and materials	169,674	1,577	171,251
Mobility and travel	48,068	1,373,119	1,421,187
Publicity and advertising	—	2,239,505	2,239,505
Contingencies	—	84,411	84,411
Telephone and communications	—	630	630
Professional fees and outsourced services	195	2,058,787	2,058,982
Professional fees related parties	—	759,149	759,149
Office supplies	17,790	549,359	567,149
Insurance	118,610	611,129	729,739
Sistems expenses	19,057	601,955	621,012
Obsolescence	661,804	—	661,804
Taxes	105,104	4,019,515	4,124,619
Miscellaneous	478,191	498,895	977,086
Total	14,002,049	35,263,688	49,265,737

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2017
Amortization intangible assets	—	982,952	982,952
Analysis and storage	20,745	46,781	67,526
Commissions and royalties	60,052	258,456	318,508
Bank expenses and commissions	—	67,094	67,094
Import and export expenses	76,818	(318,951)	(242,133)
Depreciation property, plant and equipment	384,019	648,192	1,032,211
Impairment of receivables	—	333,490	333,490
Freight and haulage	148,362	903,544	1,051,906
Employee benefits and social securities	3,554,197	6,661,622	10,215,819
Maintenance	426,634	297,924	724,558
Energy and fuel	185,379	258,704	444,083
Supplies and materials	160,069	—	160,069
Mobility and travel	15,980	723,117	739,097
Publicity and advertising	—	1,047,653	1,047,653
Contingencies	—	(248,727)	(248,727)
Telephone and communications	—	1,387	1,387
Professional fees and outsourced services	20,462	888,104	908,566
Professional fees related parties	—	447,723	447,723
Office supplies	2,418	466,154	468,572
Insurance	70,320	289,887	360,207
Sistems expenses	10,072	74,084	84,156
Obsolescence	148,840	—	148,840
Taxes	23,850	1,697,783	1,721,633
Miscellaneous	14,398	162,625	177,023
Total	5,322,615	15,689,598	21,012,213

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2016
Amortization intangible assets	—	424,179	424,179
Analysis and storage	67,052	71,126	138,178
Commissions and royalties	405,923	92,943	498,866
Bank expenses and commissions	—	73,991	73,991
Import and export expenses	21,435	232,402	253,837
Depreciation property, plant and equipment	240,638	280,097	520,735
Impairment of receivables	—	125,764	125,764
Freight and haulage	33,638	751,586	785,224
Employee benefits and social securities	1,781,605	2,888,707	4,670,312
Maintenance	3,358	148,583	151,941
Energy and fuel	87,063	126,305	213,368
Supplies and materials	29,885	—	29,885
Mobility and travel	7,540	272,191	279,731
Publicity and advertising	—	384,168	384,168
Contingencies	—	293,009	293,009
Sistems expenses	—	4,633	4,633
Professional fees and outsourced services	14,576	910,145	924,721
Professional fees related parties	—	183,393	183,393
Office supplies	5,813	160,938	166,751
Insurance	—	86,497	86,497
Obsolescence	982,351	—	982,351
Taxes	11,967	1,072,358	1,084,325
Miscellaneous	44,556	244,106	288,662
Total	3,737,400	8,827,121	12,564,521

7.5.   Finance results

Finance Income

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Interest generated by assets	1,397,025	909,912	303,513	65,896
Interest generated by assets related parties	90,188	294,577	179,887	73,178
Gain for cancellation of purchase option	6,582,849	—	—	—
Changes in fair value of financial assets or liabilities and other financial results	649,998	67,349	92,820	17,394
	8,720,060	1,271,838	576,220	156,468

Finance Costs

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Interest generated by liabilities with the parent	(1,386,288)	(118,266)	(520,959)	(1,118,679)
Interest generated by liabilities	(22,884,366)	(16,646,801)	(7,422,210)	(5,011,139)
Financial commissions	(1,578,292)	(1,628,075)	(1,032,366)	(885,351)
Other financial loss	(243,688)	—	(517,136)	(136,792)
	(26,092,634)	(18,393,142)	(9,492,671)	(7,151,961)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

Other finance results

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Share based payment cost of listing shares (Note 10.3)	(20,893,789)	—	—	—
Net gain of inflation effect on monetary items	14,653,335	—	—	—
Exchange differences generated by assets	48,355,784	25,710,957	1,186,264	—
Exchange differences generated by liabilities	(66,200,973)	(49,540,369)	(2,463,076)	(1,254,084)
	(24,085,643)	(23,829,412)	(1,276,812)	(1,254,084)

Total net finance results	(41,458,217)	(40,950,716)	(10,193,263)	(8,249,577)

8.   INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Tax reform in Argentina

On December 29, 2017, the Government promulgated Law 27430 - Income Tax. This law has introduced several changes regarding income tax; its key components are as follows:

Income tax rate: The income tax rates for Argentine companies will be gradually reduced from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive.

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments with the following considerations: (i) dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) dividends arising from gains obtained for years beginning on or after January 1, 2020, will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds taxable distributable taxable profits (transition period of the equalization tax).

Optional tax revaluation: The regulation establishes that, at the option of the Companies, the tax revaluation of certain assets located in the country and that are affected to the generation of taxable profits may be carried out. The special tax on the amount of the revaluation depends on the nature of the asset, being 8% for buildings that does not have the character of inventories for sale, 15% for the buildings that have the character of inventories for sale, and 10 % for the rest of the assets. Once the option for a certain property, plant or equipment is exercised, all other property, plant and equipment in the same category must be revalued. This tax is not deductible from income tax, and tax result that originated through the revaluation is not subject to it.

Adjustment of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018 will be adjusted on the basis of the percentage variations of the Internal Wholesale Price Index (IPIM) provided by the National Institute of Statistics and Census (INDEC), situation that will increase the deductible amortization and its computable cost in case of sale.

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017
Current assets
Income tax	1,263,795	2,082,269	1,701,382

	1,263,795	2,082,269	1,701,382
Non-current assets
Income tax	—	—	95,565
Minimum presumed income tax	1,184	126,653	220,000
	1,184	126,653	315,565

	06/30/2019	06/30/2018	06/30/2017
Liabilities
Income tax	142,028	2,569	29,788
	142,028	2,569	29,788

The breakdown of items making up deferred tax assets and liabilities as of June 30, 2019, 2018, 2017 and December 31, 2016 are as follows:

Deferred tax assets	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Tax Loss-Carry Forward	2,663,813	3,638,269	1,059,746	753,359
Changes in fair value of financial assets or liabilities	32,062	35,944	96,394	87,467
Trade receivables	374,425	462,756	829,095	804,481
Allowances	—	370,930	805,375	935,415
Inventories	—	710,391	367,682	519,310
Intangible assets	—	15,098	38,241	48,426
Contingencies	—	—	13,612	—
Goverment grants	2,649	9,360	41,616	54,572
Others	670,760	359,073	120,340	1,446,474
Total deferred tax assets	3,743,709	5,601,821	3,372,101	4,649,504

Deferred tax liabilities	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Intangible assets	(9,458,239)	(5,071,808)	(12,633,408)	(13,609,901)
Property, plant and equipment depreciation	(9,618,648)	(8,497,756)	(12,923,320)	(12,738,676)
Borrowings	(13,170)	(19,372)	(39,257)	(27,482)
Contingencies	—	(2,709)	—	—
Inflation tax adjustment	(1,706,092)	—	—	—
Allowances	(152,159)	—	—	—
Inventories	(153,563)	—	—	—
Others	—	(297)	(15,942)	(9,727)
Total deferred tax liabilities	(21,101,871)	(13,591,942)	(25,611,927)	(26,385,786)

Net deferred tax	(17,358,162)	(7,990,121)	(22,239,826)	(21,736,282)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2019, 2018, 2017 and December 31, 2016 are as follows:

Deferred tax assets	Balance 06/30/2018	Adquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2019
Tax Loss-Carry Forward	3,638,269	113,289	(1,306,198)	—	—	218,453	2,663,813
Changes in fair value of financial assets or liabilities	35,944	25,868	(33,200)	—	—	3,450	32,062
Trade receivables	462,756	—	(114,765)	—	—	26,434	374,425
Allowances	370,930	—	(555,679)	152,159	—	32,590	—
Inventories	710,391	—	(119,316)	153,563	—	(744,638)	—
Intangible assets	15,098	(482,387)	(22,467)	476,174	—	13,582	—
Goverment grants	9,360	—	(7,262)	—	—	551	2,649
Others	359,073	—	290,552	—	—	21,135	670,760
Total deferred tax assets	5,601,821	(343,230)	(1,868,335)	781,896	—	(428,443)	3,743,709

Deferred tax liabilities	Balance 06/30/2018	Adquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2019
Intangible assets	(5,071,808)	—	(937,962)	(476,174)	—	(2,972,295)	(9,458,239)
Property, plant and equipment depreciation	(8,497,756)	—	(335,077)	—	576,453	(1,362,268)	(9,618,648)
Borrowings	(19,372)	—	7,342	—	—	(1,140)	(13,170)
Contingencies	(2,709)	—	2,869	—	—	(160)	—
Inflation tax adjustment	—	—	(1,706,092)	—	—	—	(1,706,092)
Allowances	—	—	—	(152,159)	—	—	(152,159)
Inventories	—	—	—	(153,563)	—	—	(153,563)
Others	(297)	—	314	—	—	(17)	—
Total deferred tax liabilities	(13,591,942)	—	(2,968,606)	(781,896)	576,453	(4,335,880)	(21,101,871)

Deferred tax assets	Balance 06/30/2017	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2018
Tax Loss-Carry Forward	1,059,746	3,631,690	—	—	(1,053,167)	3,638,269
Changes in fair value of financial assets or liabilities	96,394	(27,872)	—	—	(32,578)	35,944
Trade receivables	829,095	(16,762)	—	—	(349,577)	462,756
Allowances	805,375	(143,397)	—	—	(291,048)	370,930
Inventories	367,682	(767,844)	—	—	1,110,553	710,391
Intangible assets	38,241	(11,570)	—	—	(11,573)	15,098
Contingencies	13,612	—	(13,612)	—	—	—
Goverment grants	41,616	(21,647)	—	—	(10,609)	9,360
Others	120,340	319,514	12,464	—	(93,245)	359,073
Total deferred tax assets	3,372,101	2,962,112	(1,148)	—	(731,244)	5,601,821

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Deferred tax liabilities	Balance 06/30/2017	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2018
Intangible assets	(12,633,408)	(1,114,442)	—	—	8,676,042	(5,071,808)
Property, plant and equipment depreciation	(12,923,320)	2,811,852	—	(4,507,311)	6,121,023	(8,497,756)
Borrowings	(39,257)	3,720	—	—	16,165	(19,372)
Contingencies	—	(15,442)	13,612	—	(879)	(2,709)
Others	(15,942)	24,617	(12,464)	—	3,492	(297)
Total deferred tax liabilities	(25,611,927)	1,710,305	1,148	(4,507,311)	14,815,843	(13,591,942)

Net deferred tax	(22,239,826)	4,672,417	—	(4,507,311)	14,084,599	(7,990,121)

Deferred tax assets	Balance 12/31/2016	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2017
Tax Loss-Carry Forward	753,359	360,007	—	—	(53,620)	1,059,746
Changes in fair value of financial assets or liabilities	87,467	13,216	—	—	(4,289)	96,394
Trade receivables	804,481	60,520	—	—	(35,906)	829,095
Allowances	935,415	(83,964)	—	—	(46,076)	805,375
Inventories	519,310	(128,450)	—	—	(23,178)	367,682
Intangible assets	48,426	(8,577)	—	—	(1,608)	38,241
Contingencies	—	14,301	—	—	(689)	13,612
Goverment grants	54,572	(11,218)	—	—	(1,738)	41,616
Others	1,446,474	877,016	—	—	(2,203,150)	120,340
Total deferred tax assets	4,649,504	1,092,851	—	—	(2,370,254)	3,372,101

Deferred tax liabilities	Balance 12/31/2016	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2017
Intangible assets	(13,609,901)	802,280	—	—	174,213	(12,633,408)
Property, plant and equipment depreciation	(12,738,676)	616,622	—	(936,029)	134,763	(12,923,320)
Borrowings	(27,482)	(13,002)	—	—	1,227	(39,257)
Others	(9,727)	(6,649)	—	—	434	(15,942)
Total deferred tax liabilities	(26,385,786)	1,399,251	—	(936,029)	310,637	(25,611,927)

Net deferred tax	(21,736,282)	2,492,102	—	(936,029)	(2,059,617)	(22,239,826)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Deferred tax assets	Balance 12/31/2015	Income tax provision	Business combination	Charge to OCI	Conversion difference	Balance 12/31/2016
Tax Loss-Carry Forward	258,194	520,957	—	—	(25,792)	753,359
Changes in fair value of financial assets or liabilities	61,913	28,642	—	—	(3,088)	87,467
Trade receivables	—	—	804,481	—	—	804,481
Allowances	119,651	(9,559)	656,327	—	168,996	935,415
Inventories	(246,720)	935,283	(234,278)	—	65,025	519,310
Intangible assets	78,956	(41,366)	12,510	—	(1,674)	48,426
Goverment grants	53,477	29,362	—	—	(28,267)	54,572
Others	—	32,468	1,394,601	—	19,405	1,446,474
Total deferred tax assets	325,471	1,495,787	2,633,641	—	194,605	4,649,504

Deferred tax liabilities	Balance 12/31/2015	Income tax provision	Business combination	Charge to OCI	Conversion difference	Balance 12/31/2016
Intangible assets	—	—	(13,609,901)	—	—	(13,609,901)
Property, plant and equipment depreciation	(53,679)	(18,703)	(12,699,878)	—	33,584	(12,738,676)
Borrowings	—	—	(27,482)	—	—	(27,482)
Others	—	13,696	(17,833)	—	(5,590)	(9,727)
Total deferred tax liabilities	(53,679)	(5,007)	(26,355,094)	—	27,994	(26,385,786)

Net deferred tax	271,792	1,490,780	(23,721,453)	—	222,599	(21,736,282)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Loss before income tax-rate 0%	(21,669,883)	—	—	—
Profit before income tax-rate 21%	1,264	—	—	—
Loss before income tax-rate 35%	—	(21,621,007)	(11,195,800)	(8,042,536)
Profit/(Loss) before income tax-rate 30%	12,296,011	(3,618,756)	—	—
Income tax charge by applying tax rate to profit/(loss) before tax:	(3,689,069)	8,652,979	3,918,530	2,814,888
Share of profit or loss of subsidies, joint ventures and associates	(44,721)	(1,448,925)	(571,587)	(977,061)
Stock options charge	78,681	(8,898)	(8,978)	(15,339)
Rate change adjustment	(54,735)	3,768,518	—	—
Allowance for unused tax losses	—	(59,879)	—	(46,553)
Non-deductible expenses and untaxed gains	(254,201)	(732,442)	(312,477)	84,712
Representation expenses	(136,614)	(204,897)	—	—
Foreign investment coverage	233,634	—	—	—
Result por inflation effect on monetary items	(3,119,259)	—	—	—
Others	—	962,061	(208,237)	—
Income tax (expense) benefit	(6,986,284)	10,928,517	2,817,251	1,860,647

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The Group did not recognize deferred income tax liabilities of USD 44,721, USD 1,448,925, USD 571,587 and USD 977,061 as of June 30, 2019, 2018, 2017 and December 31, 2016, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2019	2018	2017	2016
Argentina	30%	30% - 35%	35%	35%
Cayman	0%	—	—	—
United State of America	21%	—	—	—

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Current tax expense	(2,149,343)	6,256,100	325,149	369,867
Deferred tax	(4,836,941)	4,672,417	2,492,102	1,490,780
Total	(6,986,284)	10,928,517	2,817,251	1,860,647

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2019 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription
2015	125,442	31,389	2020
2016	741,741	185,435	2021
2017	1,149,203	283,096	2022
2018	402,956	104,943	2023
2019	668,458	194,200	2024
2019	8,879,763	1,864,750	2039
Total	11,967,563	2,663,813

The amount of tax losses for the fiscal year ended on June 30, 2019 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2019 is as follows:

Fiscal year	Amount	Prescription
2016	1,184	2026
Total	1,184

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of Management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

9.              LOSS PER SHARE

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Numerator
Loss for the year (basic EPS) (1)	(18,369,045)	(11,039,533)	(5,908,927)	(5,865,870)
Denominator
Weighted average number of shares (basic EPS) (1)	30,478,390	28,098,117	28,098,117	28,098,117

Basic loss attributable to ordinary equity holders of the parent (1)	(0.60)	(0.39)	(0.21)	(0.21)

(1)         For the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016, diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation are based on the assumption of those events having occurred at the beginning of the earliest period presented.

Warrants outstanding were not included in the EPS calculations for the year ended June 30, 2019 and 2018 because they were anti-dilutive securities in those years.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after June 30, 2019 that would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

10.                               INFORMATION ABOUT COMPONENTS OF EQUITY

10.1.                     Capital issued

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in issued capital based on the assumption of those events have occurred at the beginning of the earliest period presented.

10.2.                     Parent company investment

The Group has recognized the contribution made by Bioceres S.A. into the combined entity as share premium as follows:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Capital contributions	294,041	1,572,235	2,585,580	48,083,838
Intangible contributed	623,022	2,105,616	2,049,823	—
Preferred shares contributed		3,331,534	(3,277,615)	—
Incorporation of financial debt (*)	(15,475,410)	(5,000,000)	—	15,569,028
Financed payment to Rizobacter sellers	—	—	—	(13,182,575)
	(14,558,347)	2,009,385	1,357,788	50,470,291

(*) Financial debt taken by the Group in connect with Rizobacter acquisition

10.3.                     Reverse recapitalization

As mentioned in Note 1, the merger was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union). The difference in the fair value of equity instruments retained by UAC’s former shareholders (shares and public warrants) over the value of the net monetary assets incorporated represents a service for listing the shares and it should be accounted as a shared based payment in accordance to IFRS 2. The cost of the service was recognized as an expense in the line “Share based payment cost of listing shares” for an amount of $20.9 million.

In December 2017, Union issued an aggregate of 2,875,000 ordinary shares (“Founder shares”) pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. 862,500 of those Founder shares were transferred to Bioceres LLC as an additional consideration payable in the merger.

On March 2, 2018, Union consummated an IPO of 11,500,000 units. Each unit consisted in one ordinary share, one right exchangeable for one-tenth of one ordinary share, and one redeemable warrant exercisable for one ordinary share at a price of $11.50 per share (Public warrants).

On February 27, 2019, Union held an Extraordinary General Meeting of Shareholders, whereby holders voted in favor of the merger with Bioceres and converted 11,500,000 rights into 1,150,000 Union shares. In connection with this vote, the holders of 11,376,836 ordinary shares of UAC exercised their right to redeem their shares and collected a total amount of $117,005,196. Net process from the trust account was incorporated to the Group for a total amount of $1,083,840.

The fair value of the shares retained by UAC former shareholders was calculated based on the UAC share price as of the day of the transaction ($5.35).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

10.4.                     Shares issued - Rizobacter Call Option

Immediately following the merger, the Rizobacter Call Option was exercised. For the tranche of 9.99% (that was previously accounted as financial liability) consideration of the payment was in $1,265,000 in cash and in the form of UAC shares, pursuant to which 1,334,047 ordinary shares were issued. The difference between the fair value of the consideration paid and the financial liability was recognized in financial results as “Gain for cancellation of purchase option”.

For the tranche of an additional 20%, consideration of the payment was in the form of UAC shares, pursuant to which 3,402,688 ordinary shares were issued. The adjustment in the non-controlling interest was recorded as an equity transaction. After the Rizobacter Call Option was exercised, the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter.

10.5.                     Share capital summary

As of the date of this financial statement, the Group had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union’s IPO and 7,500,000 of which were issued in connection with the merger) classified as liability (see Note 6.16) and (vi) 11,500,000 public warrants outstanding.

Public warrants: simultaneously with the consummation of the IPO, Union consummated the public placement of 11,500,000 public warrants exercisable for one ordinary share at a price of $11.50 per share (Public warrants). Those warrants were purchased by certain of Union initial shareholders. They can be exercised only on a cash basis in a 5-year period and can be redeemed at the option of the company when the stock price is above $18. Public warrants were classified as equity and consideration was included in column “Share Premium”. Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.6.                     Non-controlling interests

The subsidiaries whose non-controlling interest are significant as of June 30, 2019, June 30, 2018 and the six-month transition period ended June 30, 2017 are:

a)             Rizobacter Argentina

Name	Country	06/30/2019	06/30/2018	06/30/2017
Rizobacter Argentina S.A.	Argentina	20%	40%	40%

Below is a detail of the summarized financial information of Rizobacter, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017
Current assets	115,546,951	86,461,071	86,202,115
Non-current assets	47,418,450	48,295,110	113,906,651
Total assets	162,965,401	134,756,181	200,108,766

Current liabilities	100,590,919	88,270,487	60,192,036
Non-current liabilities	34,788,705	29,598,319	65,604,538
Total liabilities	135,379,624	117,868,806	125,796,574

Equity attributable to controlling interest	27,584,666	16,824,251	74,266,985
Equity attributable to non-controlling interest	1,111	63,124	45,207
Total equity	27,585,777	16,887,375	74,312,192

Total liabilities and equity	162,965,401	134,756,181	200,108,766

Summary statements of comprehensive income or loss	06/30/2019	06/30/2018	06/30/2017	Period from 10/19/16 - 12/31/2016
Revenues	156,741,933	129,798,271	44,458,442	36,739,496
Cost of sales	(85,287,771)	(71,699,144)	(27,494,324)	(26,818,086)
Gross margin	71,454,162	58,099,127	16,964,118	9,921,410

Research and development expenses	(2,367,727)	(2,902,235)	(1,711,089)	(555,676)
Selling, general and administrative expenses	(31,316,843)	(31,219,784)	(14,501,080)	(6,936,425)
Share of profit or loss of joint ventures and associates	1,071,297	(1,683,949)	(610,994)	(161,436)
Other income	286,626	524,672	53,928	—
Operating profit	39,127,515	22,817,831	194,883	2,267,873

Financial results	(24,650,359)	(37,989,573)	(8,619,703)	(4,014,402)
Loss before taxes	14,477,156	(15,171,742)	(8,424,820)	(1,746,529)

Income tax benefit (expense)	(7,729,300)	3,275,077	2,333,310	(1,836,968)
Result for the year	6,747,856	(11,896,665)	(6,091,510)	(3,583,497)

Exchange differences on translation of foreign operations	17,197	(8,266,718)	202,981	(898,790)
Revaluation of property, plant and equipment, net of tax	(1,347,124)	14,079,875	2,032,872	—
Total comprehensive result	5,417,929	(6,083,508)	(3,855,657)	(4,482,287)

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2019, 2018, in the six-month transition period ended June 30, 2017 and, in the year ended December 31, 2016.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

b)             RASA Holding preferred shares

On October 14, 2016, RASA Holding issued 4,830,000 Class A preferred shares, with a par value of USD 10 per share and a subscription price of USD 8.696 per share, in order to raise USD 42 million to finance the cash payment required for the completion of the acquisition of Rizobacter.

The Class A preferred shares in RASA Holding accrue an annual “pay in kind” (PIK) dividend coupon of 12% that accumulates as principal over a maturity term of five years, and carry (i) a mandatory participation right in the subscription to ordinary shares of Bioceres S.A. as part of a qualified public offering (i.e., an offering that is consummated for at least USD 50 million net of the proceeds received from the holders of the RASA Holding Class A preferred shares), and to participate in an optional manner in the case of a non-qualified public offering and/or a private capital increase occurring between December 17, 2017 and October 14, 2021; and (ii) a mandatory conversion right for holders of the RASA Holding Class A preferred shares to convert such preferred shares into common shares of RASA Holding after five years or in the case of a public offering made by RASA Holding or of Rizobacter.

In addition, this agreement grants liquidity preference rights to the Class A preferred shares, which give the holders a right to a cash option that can be exercised in the following situations: (i) sale or substantial transfer of the assets of RASA Holding or Rizobacter; (ii) mergers or reorganizations in which RASA Holding is involved; (iii) change of control of RASA Holding; or (iv) liquidation or dissolution of RASA Holding.

As of June 30, 2017, there were 1,409,848 preferred shares in the possession of third parties outside the Group.

Since there was no contractual obligation to pay cash in any situation, the preferences of liquidity are under the control of the Group and the agreement provides for the delivery of a fixed number of own equity instruments for a fixed amount of cash, preferred shares in possession of third parties outside of Group Bioceres are classified as non-controlling interests in the Consolidated financial statements as of June 30, 2017.

After the verification of the financing event that occurred on February 9, 2018 with a capitalization of USD 50.5 million, the holders of RASA Holding’s Preferred Stock, expressed their willingness to exercise the participation rights granted by the Bioceres S.A. on dates October 14, 2016, December 26, 2016 and May 18, 2017.

In this way, the holders of Preferred Shares of RASA Holding subscribed new ordinary shares of Bioceres S.A. in exchange for their RASA Holding preferred shares plus the accumulated dividends. At the date of the financing event that occurred on February 9, 2018, there was 1,409,848 Preferred Shares held by third parties, who accumulated an annual dividend payment in kind of 12% and an additional dividend (which allowed them to acquire the same number of shares that they would have otherwise acquired at a subscription price of USD 7.91 for every USD 10 of value of each Preferred Share). This transaction was accounted as an equity contribution for the Consolidated financial statements.

Thus, on June 11, 2018, the holders of Preferred Shares subscribed 2,010,170 of new actions of Bioceres S.A. according to his holding as of February 9, 2018, the date of the financing event.

As of June 30, 2019, all remaining preferred shares were in property of Group Bioceres and were contributed to BCS Holding in consideration of the business combination with Union.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

11.       CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Investment activities
Settlement of liability with loan to joint venture (1)	6,964,101	—	—	—
Investment in kind in other related parties (Note 16)	463,511	—	—	—
Non-monetary contributions in joint ventures (Note 12)	94,355	679,510	1,150,259	—
	7,521,967	679,510	1,150,259	—

Financing activities
Purchase option paid by a parent loan	(1,265,000)	—	—	—
Parent company investment	(14,558,347)	2,009,385	1,357,788	50,470,291
Issuanse of shares	—	—	—	15,850,000
Transfer of preferred stocks	—	9,759,545	—	—
Capitalization of financial debt	13,720,000	—	—	—
Reverse recapitalization	(3,688,963)	—	—	—
Net asstes incorporated of Semya (2)	7,369,168	—	—	—
Acquisition of control of Semya	(3,684,585)	—	—	—
	(2,107,727)	11,768,930	1,357,788	66,320,291

(1)         Offset of trade receivables and other payables with Synertech.

(2)         As a result of the Share purchase agreement between Bioceres Crop Solutions and Bioceres S.A. (see Note 4.5), the Group incorpored the following assets and liabilities:

Balance sheet as of May 31, 2019	Total
Current assets	67,924
Non-current assets
Tax credits	253,655
Intangibles	2,147,199
Goodwill	5,836,268
Total assets	8,305,047

Current liabilities
Trade payables	273,442
Borrowings	114,568
Non-current liabilities
Deferred tax	547,868
Total liabilities	935,878

Total equity	7,369,169

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Financed payment - Acquisition of business	Total
As of June 30, 2018	91,017,133	22,874,609	113,891,742
Proceeds from borrowings	88,693,632	—	88,693,632
Decrease bank overdraft and other short-term borrowings	(4,968,813)	—	(4,968,813)
Payments	(83,777,814)	(7,140,000)	(90,917,814)
Capitalization of financial debt	—	(13,720,000)	(13,720,000)
Interest payment	(20,167,101)	—	(20,167,101)
Exchange differences and currency translation differences	32,759,693	812,002	33,571,695
As of June 30, 2019	103,556,730	2,826,611	106,383,341

12. JOINT VENTURES

In September 2018, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group lost the control over this subsidiary.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Semya. See Note 4.5.

Investments in joint ventures and affiliates:

	06/30/2019	06/30/2018	06/30/2017
Assets
Semya S.A. (1)	—	2,972,239	5,263,819
Synertech Industrias S.A.	25,297,376	16,099,816	26,844,410
Indrasa Biotecnología S.A.	23,652	—	—
	25,321,028	19,072,055	32,108,229

	06/30/2019	06/30/2018	06/30/2017
Liabilities
Trigall Genetics S.A.	1,970,903	2,012,298	1,527,286
	1,970,903	2,012,298	1,527,286

(1) As a result of the share purchase agreement with Bioceres S.A., Semya is a consolidated subsidiary as of June 30, 2019. (See Note 4.5).

Changes in join ventures investmens and affiliates:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
As of the beginning of the year	17,059,757	30,580,943	31,306,503	(1,188,483)
Adjustment of opening net book amount for the application of IAS 29	8,328,794	—	—	—
Monetary contributions	129,340	—	—	—
Non-monetary contributions	94,355	679,510	1,150,259	—
Parent company investment	294,041	121,479	82,872	162,012
Loss of control of Indrasa Biotecnología S.A.	10,591	—	—
Adquisicion of control of Semya S.A.	(3,684,585)	—	—
Revaluation of property, plant and equipment	94,009	1,679,818	189,025	—
Foreign currency translation	11,337	(13,865,192)	(1,498,641)	(277,603)
Share of profit or loss	1,012,486	(2,136,801)	(649,075)	(707,042)
As of the end of the year	23,350,125	17,059,757	30,580,943	31,306,503

Share of profit or loss of joint ventures and affiliates:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Trigall Genetics S.A.	(2,647)	(606,491)	(38,081)	(545,606)
Semya S.A. (1)	(22,895)	(55,872)	(14,140)	(6,120)
Synertech Industrias S.A.	1,034,818	(1,474,438)	(596,854)	(155,316)
Indrasa Biotecnología S.A.	3,210	—	—	—
	1,012,486	(2,136,801)	(649,075)	(707,042)

Summarized financial information in relation to the joint ventures are presented below:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	Trigall Genetics (i)			Semya (ii)
Summarised balance sheet	06/30/2019	06/30/2018	06/30/2017	06/30/2019 (a)	06/30/2018	06/30/2017
Current assets
Cash and cash equivalents	13,114	44,937	9,758	489	183	76
Other current assets	323,264	66,077	62,137	77,074	14	—
Total current assets	336,379	111,014	71,895	77,563	197	76
Non-current assets
Intangible assests	10,214,575	8,681,400	6,819,534	583,936	217,809	—
Other non- current assets	—	—	—	362,181	448,942	992,143
Total non-current assets	10,214,575	8,681,400	6,819,534	946,117	666,751	992,143
Current liabilities
Financial liabilities	9,476,272	7,878,036	6,378,988	127,074	448,309	220,989
Other current liabilities	1,016,083	1,030,016	607,565	898,623	275,341	440,435
Total current liabilities	10,492,355	8,908,051	6,986,553	1,025,697	723,650	661,424
Non-current liabilities
Other non- current liabilities	460,268	295,575	121,656	42,323	—	—
Total non-current liabilities	460,268	295,575	121,656	42,323	—	—
Net assets	(401,669)	(411,212)	(216,780)	(44,340)	(56,701)	330,795

	Synertech (iii)			Indrasa S.A. (iv)
Summarised balance sheet	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Current assets
Cash and cash equivalents	40,634	39,133	85,654	16,296	28,180	33,986
Other current assets	5,709,650	7,182,862	5,878,527	93,654	45,837	83,400
Total current assets	5,750,284	7,221,995	5,964,181	109,950	74,017	117,386
Non-current assets
Property,plan and equipment	15,046,903	8,344,900	15,480,289	18,387	15,243	28,956
Other non- current assets	—	1,328,521	1,449,117	—	—	3,069
Total non-current assets	15,046,903	9,673,421	16,929,406	18,387	15,243	32,025
Current liabilities
Financial liabilities	921,703	705,856	1,428,481	—	—	172
Other current liabilities	4,595,906	6,750,220	5,158,724	60,760	42,166	80,435
Total current liabilities	5,517,609	7,456,076	6,587,205	60,760	42,166	80,607
Non-current liabilities
Financial liabilities	—	1,080,247	2,898,798	—	—	—
Other non- current liabilities	3,974,975	4,801,887	5,378,862	—	—	—
Total non-current liabilities	3,974,975	5,882,134	8,277,660	—	—	—
Net assets	11,304,603	3,557,206	8,028,722	67,577	47,094	68,805

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	Trigall Genetics (i)			Semya (ii)
Summarised statements of comprenhensive income	06/30/2019	06/30/2018	06/30/2017	06/30/2019 (a)	06/30/2018	06/30/2017
Revenue	367,646	104,037	21,041	—	—
Interest income	54,003	14,053	—	29,275	—	41,865
Interest expenses	(16,145)	(12,213)	(31,444)	(5,661)	(209,966)	(75,682)
Profit (loss) of the year	(33,195)	(194,432)	(12,986)	(218,627)	(354,151)	(58,356)
Other comprenhensive income	—	—	—	—	(37,036)	163
Total comprenhensive income (loss)	(33,195)	(194,432)	(12,986)	(218,627)	(391,187)	(58,193)

	Synertech (iii)			Indrasa S.A. (iv)
Summarised statements of comprenhensive income	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Revenue	18,305,953	6,611,384	1,315,857	452,555	232,290	355,499
Interest income	2,434,610	1,758,129	726,519	1,813	756	315
Interest expenses	(6,193,963)	(5,831,182)	(2,331,246)	(3,001)	(2,516)	—
Depreciation and amortization	(1,074,552)	(653,766)	(1,714,354)	(3,653)	—	—
Profit (loss) of the year	2,278,859	(1,991,754)	(1,822,573)	6,548	7,483	53,468
Other comprenhensive income	334,403	—	—	—	—	—
Total comprenhensive income (loss)	2,613,262	(1,991,754)	(1,822,573)	6,548	7,483	53,468

(a) As of June 30, 2019, Semya is a subsidiary of the Group and is included in the Group’s consolidated financial statements. See Note 4.5.

(i) Trigall Genetics S.A.

This joint venture was formed in December 2013 with Florimond Desprez (a company from France with an internationally recognized track record in wheat breeding) through Bioceres Inc. Equity interest is equally shared between both participants.

Trigall is a separately structured vehicle incorporated and operating in Uruguay. The primary activity of Trigall is being engaged in the development and deregulation of conventional and GM wheat varieties in Latin America, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to exclusively license its trait and germplasm technologies to Trigall for use in wheat. The Group granted an exclusive, sub licensable license to Trigall for certain of Group`s technologies, including HB4, for use in wheat.

Both the Group and Florimond Desprez have agreed to make loans to Trigall in accordance with each party`s ownership interest in the joint venture to provide it funds needed for its operation and growth.

The first products in Trigall`s pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall licensees. The first Group`s GM product is HB4, which is now in the advanced development and deregulation phase. Trigall is currently seeking to add other market channel partners in the region.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

with Trigall. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Consolidated financial statements using the equity method. The shares of Trigall are not quoted.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group, except for the obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital

(ii) Semya

This joint venture was launched in 2012 and formed as a separate vehicle in August 2014 with Rizobacter and Bioceres S.A. Equity interest is equally shared between both participants.

The primary activity of Semya is being engaged in the development and deregulation of second generation agricultural biological products, in particular, seed treatments tailored for particular soil environments, which is in line with the Group’s core business.

The joint venture agreement provides for each party to render the services required to advance a mutually agreed work plan and which each party agrees to fund in proportion to its equity interest.

Under the services agreements, both Bioceres S.A. and Rizobacter agree to provide to Semya the licenses required for product development and commercialization, while results obtained in the provision of the services are owned by Semya. Its creates customized seed treatments based on soil conditions on a given agricultural environment and on specific trait-germplasm combinations.

As mentioned in Note 4.5, in June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. to acquire the remaining 50% interest in Semya.

(iii) Synertech

Synertech has been included in the Group Bioceres after the acquisition of the majority interest in Rizobacter. This joint venture has arisen from the association between Synertech and De Sangosse, which jointly opened a new fertilizer manufacturing plant in Pergamino, Argentina, on June 28, 2017. Both parties’ equity interest is 50%.

Construction and start-up of the new plant required an investment of more than USD 30 million, and was conceived for research, production and commercialization of the Microstar PZ® microgranulated fertilizer, its byproducts and other possible developments in the agricultural fertilization area to supply both the domestic and export markets, such as Brazil, Paraguay, Bolivia, Uruguay, Chile, Central America and North America, among others, accompanying the exponential growth of Rizobacter in the world markets with a strong international insertion.

The contractual agreement sets forth that the Group only has rights over the net assets under the joint arrangement. The rights over the assets and obligations for the liabilities assumed under the joint arrangement primarily remain with Synertech. Under IFRS 11, this joint arrangement is classified as a joint venture and has been equity-accounted in the Consolidated financial statements. Synertech shares are not listed for trading in a public offering.

There are no significant restrictions on the joint venture’s ability to transfer funds to the Group as cash dividends, or to repay loans or advances made by the Group, except for the obligation to set up a legal reserve for 5% of the profit for the fiscal year until 20% of capital is reached.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

(iv) Indrasa S.A.

This comapany was formed to develope customized solutions, high technology and R&D projects for the creation of innovative products, applying techniques of microbiology, biotechnology, nanotechnology and agronomy.

As mentioned before, Rizobacter used to have the 52.913% of the participation. At the end of the period ended September 30, 2018, the participation decreased to 35%, therefore the Group lost the control over this subsidiary.

(v) Verdeca LLC

This joint venture was formed in February 2012 with Arcadia (an USA based company that develops agricultural biotechnologies) through Bioceres Inc. Equity interest is equally shared between both participants.

Verdeca LLC is a separately structured vehicle incorporated and operating in USA. The primary activity of Verdeca is the development and deregulation of soybean traits with second generation technology, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to license its trait technologies to Verdeca for use in soybeans. The Group will grant an exclusive, worldwide, sub licensable license to Verdeca for its technologies, including HB4, for use in soybeans. Both partners also will grant Verdeca a right of first offer to obtain a license to the intellectual property rights that are owned, licensed to, or acquired by the Group or Arcadia, as applicable, in the future and that are reasonably necessary or useful with respect to soybean traits.

The first product in Verdeca pipeline is the Group`s HB4 trait, a drought and salinity tolerance trait that is in the advanced development phase. Verdeca`s pipeline also includes Arcadia`s nutrient use efficiency and water use efficiency technologies, which are combined in a two-trait stack that will be further stacked with HB4. Verdeca has successfully negotiated favorable market access in South America and is growing its partnerships in USA, India and China.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Verdeca. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Consolidated financial statements using the equity method. The shares of Verdeca are not quoted.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

As of June 30, 2019, and until the date of issue of these Consolidated financial statements, the license had not been formalized, so the partners (Bioceres LLC and Arcadia) will grant Verdeca an exclusive license for use and commercialization of their HB4 Soybean and other technologies. Therefore, at those dates, Verdeca has not recorded any assets, liabilities or results because it does not have control over those technologies.

13.       SEGMENT INFORMATION

The Group is organized into three main operating segments:

•    Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

technologies and integrated crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers biotechnological events, germplasm and treatments for seeds that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

•    Crop protection

The crop protection segment mainly includes the development, production and marketing of adjuvants, insecticides and fungicides. The adjuvants are used in mixtures to facilitate greater efficiency of the products to be applied (such as fertilizers and agrochemicals). Insecticides and fungicides can significantly reduce disease or insect problems during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

•    Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated on the basis of market prices.

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	24,185,292	89,919,460	45,093,764	159,198,516
Royalties	1,110,463	—	—	1,110,463
Others
Goverment Grants	16,372	—	—	16,372
Initial recognition and changes in the fair value of biological assets.	—	279,945	—	279,945
Total	25,312,127	90,199,405	45,093,764	160,605,296

Cost of sales	(9,783,737)	(53,979,391)	(23,201,753)	(86,964,881)
Gross margin per segment	15,528,390	36,220,014	21,892,011	73,640,415
%	61%	40%	49%	46%

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Year ended June 30, 2018	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	26,308,432	77,655,672	29,084,325	133,048,429
Royalties	442,689	—	—	442,689
Others
Goverment Grants	51,586	—	—	51,586
Total	26,802,707	77,655,672	29,084,325	133,542,704

Cost of sales	(13,413,758)	(49,453,167)	(14,227,626)	(77,094,551)
Gross margin per segment	13,388,949	28,202,505	14,856,699	56,448,153
%	50%	36%	51%	42%

Year ended December 31, 2016	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	13,956,901	21,493,419	5,227,394	40,677,714
Royalties	349,760	—	—	349,760
Others
Goverment Grants	141,775	—	—	141,775
Total	14,448,436	21,493,419	5,227,394	41,169,249

Cost of sales	(8,953,929)	(16,825,572)	(4,819,455)	(30,598,956)
Gross margin per segment	5,494,507	4,667,847	407,939	10,570,293
%	38%	22%	8%	26%

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Income by similar group of products or services

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Seed and integrated products	25,295,755	26,751,121	9,021,171	14,306,661
Seeds, royalties & licenses	3,846,991	3,771,579	2,394,927	4,287,978
Packs	21,448,764	22,979,542	6,626,244	10,018,683

Crop protection	89,919,460	77,655,672	31,191,970	21,493,419
Adjuvants	41,854,730	39,931,915	15,008,963	12,526,504
Insecticides & fungicides	12,655,985	14,087,260	9,914,886	2,059,936
Other	35,408,745	23,636,497	6,268,121	6,906,979

Crop nutrition	45,093,764	29,084,325	6,640,228	5,227,394
Inoculants	18,644,673	14,352,761	4,245,712	2,098,826
Fertilizers	26,449,091	14,731,564	2,394,516	3,128,568

Total revenue	160,308,979	133,491,118	46,853,369	41,027,474

Geographical information

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Argentina	124,011,642	106,077,922	41,292,402	37,815,878
Austria	899,045	470,849	8,400	319,237
Bolivia	2,494,216	2,090,758	—	300,084
Brazil	17,338,608	9,450,496	275,545	862,155
China	—	—	193,911	—
Libano	(115,927)	376,862	262,428	—
United States of America	2,562,376	1,395,438	380,310	16,737
Italia	132,206	10,879	—	80,512
Paraguay	2,506,348	5,584,861	1,052,088	590,176
United Kingdom	137,044	387,859	129,297	220,640
South Africa	3,019,474	3,711,852	1,931,908	8,369
France	711,522	270,878	—	—
Canada	—	3,553	—	—
Ukraine	611,993	344,401	822,976	145,433
Uruguay	4,684,854	3,197,974	447,248	667,237
Rest of the world	1,315,578	116,536	56,856	1,016
Total revenue	160,308,979	133,491,118	46,853,369	41,027,474

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Non-current assets
Argentina	106,056,232	77,860,852	111,743,378	113,739,634
United States	6,136,461	2,411,673	631,063	495,187
Paraguay	722,914	605,491	589,418	538,831
Brazil	305,477	340,144	347,649	188,627
Bolivia	27,487	39,857	22,876	25,325
South Africa	7,080	14,423	22,706	25,442
India	38	78	—	—
Total	113,255,689	81,272,518	113,357,090	115,013,046

14.   FINANCIAL INSTRUMENTS — RISK MANAGEMENT

a.                   Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

•       Cash and cash equivalents

•       Financial assets at fair value through profit or loss

•       Trade receivables

•       Other receivables

•       Trade and other payables

•       Bank overdrafts

•       Other loans

•       Financed payment for the acquisition of business

•       Puttable instruments

•       Warrants

The Group is exposed to financial risks: market risk (including currency risk, interest rate risk and fair value risk), credit risk, liquidity risk and capital risk managment that arise from its activities and from its use of financial instruments.

This Note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

b.                   Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2019, 2018 and 2017.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Financial assets by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Cash and cash equivalents	3,450,873	2,215,103	1,679,478	—	—	—
Other financial assets	4,703,688	4,781,679	5,027,516	356,233	12,526	4,275
Trade receivables	59,236,377	52,888,427	41,675,918	—	—	—
Other receivables (*)	1,566,732	7,742,120	5,426,257	—	—	—
Total	68,957,670	67,627,329	53,809,169	356,233	12,526	4,275

(*) Advances expenses and tax balances are not included.

Financial liabilities by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Trade Payables and other payables	40,578,494	27,708,830	22,794,716	—	—	—
Borrowings	103,556,730	91,017,133	74,990,135	—	—	—
Employee benefits and social security	5,357,218	4,411,713	5,047,045	—	—	—
Financed payment - Acquisition of business	2,826,611	22,874,609	27,400,173	—	—	—
Warrrants	—	—	—	2,861,511	—	—
Puttable instruments	—	—	—	—	—	2,500,000
Total	152,319,053	146,012,285	130,232,069	2,861,511	—	2,500,000

c.                    Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	356,233	—	—

Financial liabilities valued at fair value
Private warrants	—	—	2,861,511

Measurement at fair value at 06/30/2018	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	12,526	—	—

Measurement at fair value at 06/30/2017	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	4,275	—	—

Financial liabilities valued at fair value
Puttable Instruments	—	2,500,000	—

Changes in financial liabilities valued at fair value level 3 are set below:

06/30/2019
As of the beginning of the year	—
Warrants issued in business combination	3,432,723
Changes in financial results	(571,212)
As of the end of the year	2,861,511

Estimation of fair value

The fair value of marketable securities is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 2.9. The sensitivity analysis was based on a 5% change in the volatility of instrument. This changes in isolation would have increased or decreased the amount of the financial liability by $1.5 million and $1.2 million if the volatility was 37% or 27%, respectively. The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

d.                           Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and instruments with a put option.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.10).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

e.                            General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the Group’s finance function that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all persons performing similar functions.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

a)                          Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables generated by

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells seeds and integrated products, crop protection products, crop nutrition products, and other products and services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, research and educational institutions and farmers who purchase the Group’s seed products, integrated products, crop protection products and crop nutrition products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s finance function determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

In monitoring customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified into the restricted customer list and are supervised by management. In a case of a doubtful debt, the Group records a provision for the amount of the debt less the value of the collateral provided and acts to realize the collateral.

To cover trade receivables related to Rizobacter, its subsidiaries and Bioceres Semillas, the Group has taken out credit insurance from Grupo Insur SRL, which periodically analyzes its customer portfolio and currently covers 50% of the portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance

On that basis, the loss allowance as at 30, June 2019 was determined as follows:

June, 30 2019	Current	More than 15 days past due	More than 60 days past due	More than 120 days past due	More than 180 days past due	More than 365 days past due	Total
Expected Loss rate	0.27%	0.32%	0.32%	0.32%	0.32%	100.00%
Gross carrying amount-trade receivables	19,253,504	8,221,475	1,762,134	974,658	771,480	3,345,664	34,328,915
Loss allowance	52,913	26,104	5,595	3,095	2,449	3,345,664	3,435,820

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

b)             Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance function.

The cash flow forecast is determined at both an entity level and Consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2019	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade Payables and other payables	12,854,579	28,987,009	476,482	—	—
Borrowings	29,051,271	40,097,864	38,524,384	—	—
Financed payment - Acquisition of business	—	2,937,500	—	—	—
Total	41,905,850	72,022,373	39,000,866	—	—

As of June 30, 2018	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade Payables and other payables	27,352,381	356,449	—	—	—
Borrowings	26,927,533	39,047,778	27,190,055	—	—
Financed payment - Acquisition of business	2,937,500	17,922,500	2,937,500	—	—
Total	57,217,414	57,326,727	30,127,555	—	—

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

As of June 30, 2017	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade Payables and other payables	16,411,513	6,385,733	151	—	—
Borrowings	14,581,309	22,418,530	45,088,841	—	—
Financed payment - Acquisition of business	—	6,219,980	21,180,193	—	—
Total	30,992,822	35,024,243	66,269,185	—	—

As of June 30, 2019, June 30, 2018 and June 30, 2017 the Group had no exposure to derivative liabilities.

c)              Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency. A significant part of our business activities is conducted in Argentine pesos. However, some of our subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

Our policy is, where possible, to allow the Group entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities utilizing the Argentine peso as functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are also partly denominated in U.S. dollars (mainly exports) or Argentine pesos but adjusted to reflect changes in U.S. Dollars.

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2019, 2018 and 2017:

Net foreign currency position	06/30/2019	06/30/2018	06/30/2017
Amount expressed in USD	(40,513,954)	(28,861,129)	(17,917,954)

Considering only this net currency exposure at June 30, 2019, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2019 would have resulted in a net pre-tax loss of approximately USD 8.3 million. We estimate that an appreciation of the Argentine peso against the U.S. dollar of 20% during the same period would have resulted in a net pre-tax gain of approximately USD 8.3 million.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition, consisting of the loans and the payment financed for the acquisition of Rizobacter, is set out below.

	06/30/2019	06/30/2018	06/30/2017
	Carrying amount	Carrying amount	Carrying amount
Fixed-rate instruments
Current financial liabilities	(69,126,607)	(82,888,890)	(33,480,167)
Non-current financial liabilities	(37,006,581)	(27,168,905)	(61,456,073)

Variable-rate instruments
Current financial liabilities	(177,213)	(2,643,628)	(6,777,784)
Non-current financial liabilities	(72,940)	(1,190,319)	(676,284)

Holding all other variables constant, including levels of our external indebtedness, at June 30, 2019 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

d)             Market risk

The private warrants classified as financial liability and valued at its fair value expose the Group to market risk derived from fluctuations in the price of shares (Note 6.16.).

As of June 30, 2019, their fair value using a share price of $5,30 and risk-free rate of 1.7631%, decreased to $2.8 million and the Group recognized a gain of $0.6 million.

The sensitivity analysis was based on a 5% change in the volatility of instrument. This changes in isolation would have increased or decreased the amount of the financial liability by $1.5 million and $1.2 million if the volatility was 37% or 27%, respectively.

e)              Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.  The current actions that the Group is carrying on for the capital management are detailed in the Note 1.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

As of June 30, 2019, the subsidiary Rizobacter did not comply with the liabilities to assets ratio covenant related with the syndicated loan. However, Rizobacter received a waiver for the year ended June 30, 2019 from the majority of the banks (See Note 6.10). Covenant compliance is required to be measured annually.

15.       LEASES

a.              Finance lease - lessee

Detail of leased equipment:

Such contracts were classified as finance leases as the rental period amounts to the estimated useful economic life of the assets concerned and the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a low nominal amount. The leases are payable in ARS.

Giver	Object of the contract	Number of leasing contracts	Present Value of Minimum Payments
HP Financial Services	Equipment and computer software	7	605,024
Banco Macro	Vehicles	10	86,460
Banco Supervielle	Machinery and equipment	4	116,126
Banco Galicia	Machinery and equipment	1	41,208
Total			848,818

Present value - Minimum payments of financial leases

	06/30/2019	06/30/2018	06/30/2017
Less than 1 year	444,999	418,933	701,025
1 year- 5 years	490,088	578,578	961,476
Total	935,087	997,511	1,662,501
Financial charges to be accrued	(86,270)	(263,219)	(516,819)
Debt for financial leases	848,817	734,292	1,145,682

	06/30/2019	06/30/2018	06/30/2017
Less than 1 year	444,999	418,933	701,025
1 year- 5 years	490,088	578,578	961,476
Total	935,087	997,511	1,662,501
Financial charges to be accrued	(86,270)	(263,219)	(516,819)
Debt for financial leases	848,817	734,292	1,145,682

There are no contingent rents related to finance leases and no subleases. There are no material restrictions imposed by lease arrangements.

b.              Operating lease - lessee

The Group maintains leased land under operating leases.

The total lease payments recognized as expenses during the years ended June 30, 2019 and 2018 and the six-month transition period ended June 30, 2017:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Present value - Minimum payments of financial leases	06/30/2019	06/30/2018	06/30/2017
Less than 1 year	385,947	280,038	466,689
1 year- 5 years	462,870	454,254	678,993
Total	848,817	734,292	1,145,682

There are no subleases. There are no material restrictions imposed by lease arrangements.

16.       SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2019, June 30, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the year ended
Party	Transaction type	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Joint ventures	Sales and services	4,913,254	746,867	—	—
Joint ventures	Purchases of goods and services	(17,542,637)	(9,809,134)	(922,286)	—
Joint ventures	Equity contributions	(241,840)	800,989	1,233,131	162,012
Joint ventures	Business combination	—	—	—	33,317,619
Joint ventures	Net loans granted / (cancelled)	(6,964,101)	2,621,647	2,428,076	1,781,389
Key management personnel	Salaries, social security benefits and other benefits	(3,940,185)	(4,703,519)	(2,238,908)	(649,410)
Key management personnel	Loans granted	599,984	—	—	—
Key management personnel	Interest gain	20,106	—	—	—
Shareholders and other related parties	Dividends	—	(1,450,613)	(52,249)	—
Shareholders and other related parties	Sales of goods and services	640,095	1,057,325	781,830	1,761,128
Shareholders and other related parties	Purchases of goods and services	(1,433,127)	(986,217)	(875,257)	(1,414,998)
Shareholders and other related parties	Interest gain	90,188	294,577	179,887	73,178
Shareholders and other related parties	In-kind contributions	463,511	—	—	—
Parent company	Interest lost	(1,386,288)	(118,266)	(520,959)	(1,118,679)
Parent company	Sales of goods and services	—	13,505	1,427	2,993
Parent company	Purchases of goods and services	(120,095)	(311,418)	(62,500)	(135,297)
Parent company	Equity contributions	(14,558,347)	—	—	—
Total		(39,459,482)	(11,844,257)	(47,808)	33,779,935

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	06/30/2019	06/30/2018	06/30/2017
Parent company	Trade debtors	440,268	361,606	—
Parent company	Other receivables	—	103,251	—
Shareholders and other related parties	Trade receivables	467,743	571,216	1,025,903
Shareholders and other related parties	Allowance for impairment	(75,596)	(23,126)	(205,960)
Shareholders and other related parties	Other receivables	10,971	119,677	67,753
Joint ventures	Trade debtors	2,369	209,039	217,963
Joint ventures	Other receivables	250,783	6,299,467	4,298,109
Total		1,096,538	7,641,130	5,403,768

		Amounts payable to related parties
Party	Transaction type	06/30/2019	06/30/2018	06/30/2017
Parent company	Trade creditors	(1,568,036)	—	(218,744)
Parents companies and related parties to Parents	Net loans payables	(17,757,907)	(1,816,084)	(646,538)
Parent company	Consideration payment Semya adquisition	(575,604)	—	—
Key management personnel	Salaries, social security benefits and other benefits	(2,312,253)	(1,556,035)	(1,614,494)
Shareholders and other related parties	Trade and other payables	(1,796,932)	(365,994)	(633,700)
Joint ventures	Trade and other payables	(4,805,149)	(3,493,113)	(1,649,367)
Total		(28,815,881)	(7,231,226)	(4,762,843)

17.       KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, was as follows for the year ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016.

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Salaries, social security and other benefits	3,940,185	4,703,519	2,238,908	649,410
Total	3,940,185	4,703,519	2,238,908	649,410

The Company entered into indemnification agreements with each of its directors and executive officers.  These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Bioceres S.A. based on the performance of individuals and market trends.

The Group currently does not pay any compensation to any of its non-employee board members.

18.            SHARE-BASED PAYMENTS

On December 17, 2014, the shareholders of the Bioceres S.A. approved the incentive plan based on stocks and options, by issuing:

• up to 1,264,000 ordinary shares under the “Options incentive Plan” and subject to the exercise of the option, of which, to date, a total of 808,960 have been granted individually to certain executives and reserved for future authorization a total of 455,040 options; and

• Up to 1,264,000 ordinary shares under the “Plan of incentives through shares” of which to date, the granting of up to 902,487 new shares has been approved in favor of certain executives and reserved for future granting a total of 361,513 new shares. Of the total approved, and subject to certain conditions of irrevocability, have been assigned individually 551,148 shares.

Both incentive plans are administered by the Compensation Committee of Bioceres S.A. who has the power to grant the incentive plans in accordance with the terms and conditions and approved by the Shareholders’ Meeting and the Board of Directors and perform any action it deems necessary or advisable with respect to these, including, among others, the power to appoint beneficiaries, determine the number of shares and / or options to be granted, determine the price and time to exercise the options and resolve the controversies that involve the incentive plans.

Incentive payments based on options

On December 16, 2015, purchase options were granted with respect to 31,600 ordinary shares for certain executives of the Bioceres Semillas in accordance with the Capital Market Law of Argentina.

The exercise price of the stock options was $7.91 and they were consolidated when the beneficiaries have served a period of service since the grant date (December 16, 2015) until the expiration date and under the condition of an initial public offering Successful Company.

The beneficiaries should remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options could be exercised over a period of 2 years from the date of expiration (that is, until April 1, 2019).

The beneficiaries could have request the Company to finance up to 100% of the exercise price of the option, to which end the Company will determine the term of the loan, interest, amortization, the form of payment of interest and amortization, the causes of acceleration of the loan (among which it will include the removal of the beneficiary in the eligible position) and the guarantees (including, without limitation, the issuance of a promissory note, deferred payment checks and / or the constitution of pledge in the first degree of privilege over the shares subject to the option).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The fair value of the stock options at the grant date was estimated using the “Black and Scholes” model considering the terms and conditions under which the options on actions were granted and adjusted to consider the possible dilutive effect of the future fiscal year the stock options granted on the estimated fair value at the grant date, in accordance with the provisions of paragraph B41 of IFRS 2.

The conditions of service and conditions of performance not related to the market were considered to determine the quantity of the instruments which will be consolidated. There are no cancellation alternatives in cash.

The Incentive Option Plan was calculated considering 50-1 split that was authorized by the shareholders of Bioceres S.A. on December 17, 2014. On April 27, 2017, the shareholders approved a modification to the split such that it is now a 100-1 split of the Bioceres S.A. ordinary shares and an increase of 24,000,000 shares of nominal value ARS 1.

For the stock purchase options in effect as of June 30, 2019, 2018 and 2017, the exercise price was USD 15.85.

The following table shows the fair value of the share options and the factors used for its calculation:

Factor	Incentive Option Plan
Weighted average fair value at measurement date (per option)	USD 4.09
Value of the share (per share)	USD 15.85 (Split 1:50)
Expected dividend rate	0%
Expected volatility	47.92%
Risk-free interest rate	1,05%
Weighted average expected life of stock options	2 years
Weighted average exercise price (per share)	USD 15.85 (Split 1:50)
Model used	Black and Scholes (adjusted to consider the possible dilutive effect of the future exercise of options)

The expected life of the share options was estimated based on the contractual life of the option adjusted according to the expectations about early exercise of the options. To estimate the effect of early exercise of the options, Management considered the factors mentioned in paragraphs B16 to B21 of IFRS 2 as a whole and put forward the hypothesis that the options would be exercised, on the average, at a time somewhat earlier than the halfway point between the expiration date (April 1, 2017) and the cutoff date for exercising the option (April 1, 2019).

Expected volatility was estimated based on the historical volatility in similar public companies. The measure of volatility used is the annualized standard deviation of rates of return on the shares over a period similar to the expected life of the shares, calculated using continuous capitalization.

There were no market-related performance conditions or non-vesting conditions that were considered for determining the fair value of options.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2019, June 30, 2018 and the transition period ended June 30, 2017.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019		06/30/2018		06/30/2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
At the beginning	31,600	15.85	31,600	15.85	31,600	15.85
Granted during the year/period	—	—	—	—	—	—
Annulled during the year/period	(31,600)	(15.85)	—	—	—	—
Exercised during the year/period	—	—	—	—	—	—
Expired during the year/period	—	—	—	—	—	—
Effective at year/period	—	—	31,600	15.85	31,600	15.85

Before the stock option became exercised, the beneficiary left the subsidiary where he used to work, so the Group has annulled the options outstanding and recovered the charges accounted.

Incentive payments based on shares

On September 8, 2017, the Board of Directors of the Bioceres S.A. approved the granting of 225.000 shares subject to the incentive plan through actions to Rizobacter teams.

At the measurement date, the fair value has been determined based on a market price in transactions of the Company’s equity with independent third parties.

There are no conditions of returns referring to the market or conditions other than those of irrevocability of the concession that must be incorporated in the fair value determination of the shares. Expected dividends have not been included in the fair value determination.

The Company estimated that 100% of the shares would be delivered, taking into account historical stays in the employment of executives. This estimate was reviewed at each closing of annual or intermediate period.

The approved incentive based on shares was subject to the fulfillment of individual objectives and / or economic, as detailed below:

“Rizobacter Senior Management”: (i) 225,000 shares in a 3 to 4 year plan conditioned to the fulfillment of between 70% and 100% of the goals and a duty of permanence in the Group for 12 months following the fulfillment of the annual goals of the stretch correspondent; and (ii) 225,000 shares in a three-year plan conditioned between 70% and 100% of the goals and with a duty of permanence in the Group for 4 years following the moment of irrevocability.

Out of this total, the Compensation Committee allocated 360,000 shares individually. Half in three annual installments for the years ended June 30, 2017, 2018 and 2019 and conditioned to the fulfillment of goals. The other half in a three-year stretch, according to the exercises mentioned above and conditioned to the achievement of goals.

This plan of actions allows the incorporation, at the option of the beneficiary and in consent with the Group, of a new annual installment due to force majeure events that hinder compliance of the annual goals. In this case, this new annual tranche will be considered for the calculation base of the three-year plan.

The beneficiaries of this plan have the option of cash settlement.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

As of June 30, 2019, and 2018, the goals of the third and the second annual tranche have not been met.

19.            CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

BAF Loans obtained with BAF Latam Trade Finance Fund B.V. detailed in Note 6.10 have a pledge agreement with RASA Holding and the limitation of distributing dividends to the extent that such distribution will affect or could substantially affect the ability to comply with the loan obligations.

Pledged and restricted assets at June 30, 2019 are as follows:

Detail	Asset value	Type of restriction
IT equipment	77,760	Leasing
Machinery and equipment	528,798	Leasing
Machinery and equipment	158,080	Leasing
Vehicles	119,728	Leasing
Other financial assets	4,327,275	Collateral (a)
Unicred S.A.	173,658	Custody checks (b)
Macro	573,991	Custody checks (c)
Santander Rio	3,093,478	Custody checks (d)
Finares SA	176,440	Custody checks (e)
Itau	1,594,459	Custody checks (f)
Compass Latam & Odisea	16,037,769	Securty Collateral and Mortgage (g)
Totals	26,861,436

a)                  Rizobacter entered into a USD 45 million syndicated loan and signed a guarantee and pledge. On July 3, 2018 Rizobacter granted a pledge of a fixed-term certificate at Banco Galicia for an amount of USD 4,298,101.

b)                  In the months November, December and January, a loan was made by the Unicred Financial for a total amount of USD 1,038,883 guaranteed with third-party checks whose maturity is subsequent to the maturity of the loan.

c)                   In June, loans were made by the Macro Bank for USD 500,000 guaranteed with third-party checks.

d)                  In December, a loan was made by Santander Rio Bank for an amount of USD 3,500,000 guaranteed with third-party checks.

e)                   In January, a loan was made by Finares SA for a value of USD 285,000 guaranteed with third party checks.

f)                    In February, loans were made by Banco Itaú for USD 2,500,000 guaranteed with third-party checks.

g)                   In April, the Group issued Negotiable Obligations worth USD 16,000,000, guaranteeing compliance with a first-degree mortgage of real estate assets of equal value and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina SA

20.            EVENTS OCCURRING AFTER THE REPORTING PERIOD

On August 7, 2019, as a result of the merger with Union that change the Group environment, the Board of Directors of Bioceres S.A., approved the cancellation due to the conditions that were not met of the incentive payment based on shares for Rizobacter Senior Management described in Note 17. At the

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

same date, Bioceres S.A. decided to issue 36,000 ordinary shares and to give USD 399,960 to each of the members of the Rizobacter Senior Management team. 50% of the grant has an instant vesting and it will be paid in twelve installments, and the remaining of 50% of the grant will be vest in one year since grant date and it will be paid in twelve installments.

Subsequent to June 30, 2019, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.